The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114915

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	May 11, 2004

(To Prospectus dated May 5, 2004)

6,144,908 Shares

World Wrestling Entertainment, Inc.

Class A Common Stock

The selling stockholder identified in the accompanying prospectus is offering 6,144,908 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “WWE.” The last reported sale price of our Class A common stock on May 10, 2004 was $12.31 per share.

Before buying any of these shares of our Class A common stock, you should carefully consider the risk factors described in “Risk Factors” beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 921,736 shares of our Class A common stock at the public offering price per share, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement.

The underwriters are offering the shares of our Class A common stock as described below in “Underwriting.” Delivery of shares will be made on or about                     , 2004.

Sole Book-Running Manager

UBS Investment Bank

Natexis Bleichroeder Inc.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus and the information incorporated by reference therein. The information we present in this prospectus supplement may add, update or change information included or incorporated by reference in the accompanying prospectus. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If information contained or incorporated by reference in the accompanying prospectus is inconsistent with this prospectus supplement, the information in this prospectus supplement will apply and will supersede the information contained or incorporated by reference in the accompanying prospectus prior to the date of this prospectus supplement.

In this prospectus supplement, “WWE,” “our company,” “we,” “us” and “our” refer to World Wrestling Entertainment, Inc. and its subsidiaries unless the context otherwise requires. Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option the selling stockholder granted to the underwriters. In this prospectus, the term “common stock” includes both our Class A common stock and Class B common stock.

i

Prospectus supplement summary

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus supplement carefully, including the information set forth in the attached prospectus and information and documents incorporated herein and therein by reference, before making an investment decision.

OVERVIEW

We are an integrated media and entertainment company engaged in the development, production and marketing of television and pay-per-view programming and live events and the licensing and sale of branded consumer products. We have been involved in the sports entertainment business for approximately 25 years, and we have developed World Wrestling Entertainment into a widely-recognized and enduring brand.

We develop unique and creative content centered around our talent and presented at our live and televised events. At the heart of our success are the athletic and entertainment skills and appeal of our WWE Superstars and our consistently innovative and multi-faceted storylines across our two brands, RAW and SmackDown!. Anchored by our successful brands, we are able to leverage our content and talent across virtually all media outlets. Our television programs, live events, pay-per-view events and branded merchandise provide significant cross-promotion and marketing opportunities that reinforce our brands. This integrated model enables us to more effectively reach our fans, including the highly-coveted 12-34 year old male demographic.

Vincent K. McMahon and Linda E. McMahon co-founded our company in 1980, serve as Chairman and Chief Executive Officer, respectively, and are our controlling stockholders, together owning more than 70% of our outstanding common stock after giving effect to the completion of this offering.

CREATIVE PRODUCTION AND TALENT DEVELOPMENT

Headed by Vincent K. McMahon, our creative team develops compelling and complex characters and weaves them into dynamic storylines that combine physical and emotional elements. Storylines are usually played out in the wrestling ring and unfold on our weekly television shows, and culminate or change direction in our monthly pay-per-view events.

Our success is due primarily to the continuing popularity of our Superstars. We currently have exclusive contracts with approximately 140 Superstars, ranging from developmental contracts to multi-year guaranteed contracts with established Superstars. Our Superstars are highly trained and motivated independent contractors whose compensation is tied to the revenue that they help us generate. Popular Superstars include Triple H, Shawn Michaels, Randy Orton, Ric Flair, Undertaker, Kurt Angle, John Cena, Big Show, Kane, Chris Jericho, Chris Benoit and Eddie Guerrero. We own the rights to substantially all of our characters, and we exclusively license the rights we do not own through agreements with our Superstars. We continually seek to identify, recruit and develop additional talent for our business.

LIVE AND TELEVISED EVENTS

Television programming

Relying on our in-house production capabilities at our technologically advanced production facility, we produce seven television shows, consisting of nine hours of original programming, 52 weeks per year. Live events provide the majority of the content for our television and pay-per-view programming and consequently result in low incremental television programming costs. We generate revenue from our programming through television rights fees and advertising sales.

Our flagship television shows are RAW and SmackDown!. RAW is a two-hour primetime program that is broadcast live on SpikeTV and has consistently been among the top-rated regularly scheduled programs on cable television. SmackDown! is a taped two-hour program that airs on UPN in primetime and is consistently one of the highest rated programs on UPN. We support our RAW brand with Sunday Night Heat, which airs on SpikeTV, and our syndicated show, Bottom Line. We support our SmackDown! brand with Velocity, which airs on SpikeTV, and our syndicated show, After Burn. The WWE Experience, our new Sunday morning magazine style show, airs on SpikeTV and features the Superstars and storylines from both of our brands. In fiscal 2004, on a weekly basis, an average of approximately 3.3 million households viewed RAW and 3.6 million households viewed SmackDown!*

The strong ratings of our television programs attract advertisers and sponsors from some of the leading companies in the food and beverage, apparel, video game, toy, telecommunications and movie industries. These advertisers include Subway, Nike, Nintendo, Microsoft Xbox, AT&T, Nokia, Dreamworks and Universal Pictures. The popularity of our television programming, our primary promotional vehicle, drives the success of our other businesses. Increased viewership for our television shows translates into increased pay-per-view buys, live event attendance and merchandise sales.

Internationally, our programming is distributed in more than 100 countries. Our distributors include, among many others, Sky Sports in the UK, J Sports in Japan and Taj TV in India.

Live events

In fiscal 2004, we held 297 live events throughout North America, as well as 32 international events, entertaining over 1.6 million fans at an estimated average ticket price of approximately $41.00. We hold many of our live events at major arenas, including Madison Square Garden in New York City, the Staples Center in Los Angeles, the Evening News Arena in Manchester, England, the SuperDome in Sydney, Australia, and the Super Arena in Saitama, Japan. In addition to providing the content for our television and pay-per-view programming, these events provide us with a real-time assessment of the popularity of storylines and characters. Live events generate revenue through ticket and merchandise sales.

Our two brands, RAW and SmackDown!, tour independently, each typically producing three or four events per week. This allows us to play numerous domestic markets, as well as to take advantage of the strong international demand for our events. In fiscal 2004, we had a number of successful international tours, including our Ruthless Aggression tour in Australia, our Passport to Pain tour in the UK, Germany and Finland and our Road to WrestleMania tour in Japan.

Pay-per-view programming

We have been pioneers in both the production and promotion of pay-per-view events since our first pay-per-view event, WrestleMania I, in 1985. At each monthly pay-per-view event, our storylines either culminate or change direction. We intensively market and promote the storylines that are associated with upcoming pay-per-view events through our television shows, Internet sites and magazines. We produced 12 domestic pay-per-view programs in fiscal 2004, and we plan to add two more programs in fiscal 2005, one for each brand. Our events consistently rank among the highest selling event pay-per-view programs.

In fiscal 2004, our premier event, WrestleMania XX, achieved an estimated 860,000 pay-per-view buys at a suggested retail price of $49.95. Our other monthly pay-per-view events, including Royal Rumble, Summer Slam and Survivor Series, averaged 350,000 buys at a suggested retail price of $34.95. Consistent with industry practices, we share the revenues with cable systems and satellite providers and pay service fees to iNDEMAND and TVN.

* According to Nielsen Media Research (Galaxy Explorer 5/1/03 to 4/30/04).

BRANDED MERCHANDISE

Licensing

We have an established worldwide licensing program using our World Wrestling Entertainment marks and logos, copyrighted works and characters on a large variety of retail products, including toys, video games, apparel and books. In all of our licensing agreements, we retain creative approval over the design, packaging, advertising and promotional material associated with licensed products to maintain the distinctive style and quality of our intellectual property and brand. Currently, we maintain licenses with approximately 75 licensees worldwide. Video games represent an important component of this licensing program, generating substantial revenues through our license with THQ/ Jakks Pacific, LLC, a joint venture between THQ Inc. and Jakks Pacific, Inc. Our video games cover current console platforms, including PlayStation 2, Xbox and GameCube. Some of our more recent titles include SmackDown! Here Comes the Pain, which sold approximately 1.8 million units in fiscal 2004, RAW 2 and WrestleMania XIX .

Under our publishing licensing agreement with Simon and Schuster, we have our own book publishing imprint. This agreement has provided us the opportunity to broaden into literary genres beyond autobiographies, including historical anthologies and trivia books. Fifteen of the first 21 titles we published have appeared on The New York Times Best Seller List. Recent titles include The Stone Cold Truth, an autobiographical account of the life of Stone Cold Steve Austin, and Unscripted, a pictorial look into the personal lives of WWE Superstars.

Merchandise

Our direct merchandise operations consist of the design, sourcing, marketing and distribution of various WWE-branded products, such as T-shirts, caps and other novelty items, all of which feature our Superstars and/or our logo. All of these products are designed by our in-house creative staff and manufactured by third parties. The merchandise is sold at our live events, through our wweshopzone.com web site and through our catalogs. During fiscal 2004, fans attending our domestic live events spent an average of approximately $8.90 each on WWE merchandise.

Publishing

Our publishing operations consist primarily of two magazines, RAW and SmackDown!. Our magazines help shape and complement storylines in our television programs and at our live events. We include a direct marketing catalog in our magazines on a quarterly basis. Our in-house publishing and editorial departments prepare all editorial content, and we use outside contractors to print and distribute the magazines, which are sold both at newsstands and via subscription. The combined cumulative annual circulation of our two magazines was approximately 3.8 million for fiscal 2004. Additionally, in fiscal 2004 we published four special issues.

Home video

We own the world’s largest library dedicated to wrestling and sports entertainment. It contains footage from our historical televised events, as well as the acquired libraries of World Championship Wrestling (“WCW”), Extreme Championship Wrestling (“ECW”), American Wrestling Association (“AWA”) and Smokey Mountain Wrestling (“SMW”). From this library, we have created such titles as The Ultimate Ric Flair Collection, which chronicles over three decades of Ric Flair’s colorful career, and The Monday Night War, an account of the rivalry between WWE and WCW in the late 1990s. We also produce home video versions of each of our monthly pay-per-view events. Outside the United States, our home videos are distributed by a variety of licensees. In fiscal 2004, we sold approximately 1.7 million units across all titles in our catalog, including 27 new titles. Sony Music Video markets and distributes our home videos to major retailers nationwide.

Music

Music is an integral part of the entertainment experience at our live events and on our television programs. We compose and record most of our music, including theme songs tailored to our characters, in our recording studio. Sony Music markets and distributes our music to major retailers nationwide.

Digital media

We utilize the Internet to promote our brands, to create a community experience among our fans and to market and distribute our products. Through our Internet sites, our fans can purchase and view our monthly pay-per-view events and purchase our branded merchandise. We promote many of our Internet sites on our televised programming, at our live events, in our magazines and in substantially all of our marketing and promotional materials. According to comScore Media Metrix, in March 2004, our Internet sites generated approximately 340 million page views, and we had approximately 7.0 million unique visitors.

BUSINESS STRATEGY

We develop compelling storylines anchored by our Superstars. This content drives television ratings, which, in turn, drive pay-per-view buys, live event attendance and branded merchandise sales. Our strategy is to capitalize on the significant operating leverage of our business model through the distribution of this intellectual property across existing platforms as well as new and emerging distribution platforms.

Our success in 2004 reflects a focused effort on brand-building, commencing with the strategic separation of our brands and culminating in the record-setting results of WrestleMania XX. Building on this success, we intend to pursue the following initiatives:

†	Continue to strengthen our brands. In spring 2002, we made the strategic decision to separate our content into two brands, Raw and SmackDown!. By having two brands, we are able to more effectively expand our fan base and establish stronger brand loyalty. The creation of dual brands with distinct storylines, tours and talent has allowed us to expand our touring schedule. The evolution of two strong brands has also supported greater international expansion and provides significant opportunity for the development of new talent.

†	Continue to expand internationally. International expansion represents an important part of our growth. The broad appeal of our content has yielded high international demand for our television programs and live events. To further nurture this demand, we plan to continue to expand our international television distribution. Increasing our television penetration around the world will likely increase the demand for live events abroad, which, in turn, should increase sales of our branded merchandise. Our dual brands enable us to execute this strategy by freeing up schedules for talent to perform at more events in more countries.

†	Effectively utilize our valuable library of wrestling content. Over the past three years, we have expanded our library by strategically acquiring the libraries of WCW, ECW, AWA and SMW. The result is an archive of more than 75,000 hours of programming content, 25,000 hours of which was previously aired or released as finished product. This library has been converted to a digital format, and is being catalogued to support future programming and other monetization opportunities, such as video-on-demand, subscription video on demand and digital channels. We currently plan to capitalize on this asset and new technologies in an effort to attract new and recapture past viewers. In this regard, we recently announced the launch of WWE 24/7, a subscription video-on-demand service that will feature the content of our library.

†	Explore options in filmed entertainment. In 2002, we established WWE Films to explore options in filmed entertainment in order to promote our Superstars and capitalize on our intellectual property and fan base. We have acted as executive producer on several films, including Scorpion King, The Rundown and Walking Tall, all featuring WWE Superstar The Rock. We currently have several film projects in development featuring other Superstars.

In summary, we seek to be a preeminent global provider of entertainment that evokes a uniquely passionate emotion from our fans. We will continue to leverage our content and talent across all media platforms to drive revenue and strengthen our brand.

RECENT DEVELOPMENTS

Based upon preliminary, unaudited information, we expect fiscal full year revenue for 2004 to be $370 to $375 million, as compared to fiscal 2003 revenue of $374 million. We expect operating income to be $68 to $73 million, as compared to 2003 operating income of $27 million; such amounts include depreciation and amortization of $12 to $13 million in 2004 and $11 million in 2003. In addition, operating income for 2004 contains a $13 million net positive impact for legal settlements and the impact of the reversal of accrued commissions associated with litigation. Operating income for 2003 contained a net negative impact of $7 million for legal settlements. We expect 2004 net income to be $44 to $48 million and earnings per share on a diluted basis to be $0.64 to $0.70, as compared to a 2003 net loss of $19 million and loss per share of $0.28.

The estimates for the year ended April 30, 2004 are preliminary and subject to possible change as we complete our year-end procedures and the audit of our financial statements.

The offering

Class A common stock offered by the selling stockholder	6,144,908 shares

Common stock to be outstanding after the offering

Class A	19,807,450 shares

Class B	48,635,299 shares

Dividend Policy	We have declared and paid cash dividends of $.04 per share on both the Class A common stock and Class B common stock in each fiscal quarter since June 2003. Holders of Class A common stock and Class B common stock are entitled to equal per share dividends. On April 27, 2004, our board of directors declared a dividend of $.06 per share on our Class A and Class B common stock payable on July 8, 2004 to stockholders of record on June 28, 2004. Our quarterly dividend is based on a number of factors, including our liquidity and historical and projected cash flows. The declaration and payment of dividends, and the determination of the amount of any dividend, is subject to the discretion of our board of directors. Any determination as to the payment of dividends, including the amount of dividends, will depend on, among other things, general economic and business conditions, our strategic plan, our financial results and condition, contractual and legal restrictions on the payment of dividends and such other factors as our board of directors may consider to be relevant.

Voting Rights	The holders of Class A Common stock generally have rights identical to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable Delaware law. Holders of Class A common stock and Class B common stock are not entitled to cumulate votes in the election of Directors. See “Description of Capital Stock.”

Selling Stockholder	The selling stockholder is The Vincent K. McMahon Irrevocable Trust dated June 30, 1999, which was established as an estate planning vehicle for the benefit of Vincent K. McMahon and members of his family. Following the sale of all 6,144,908 shares in this offering by the selling stockholder, Mr. McMahon and Mrs. McMahon collectively will own more than 70% of our outstanding common stock. See “Selling Stockholder.”

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder.

NYSE symbol	WWE

Upon a sale of shares by the selling stockholder pursuant to this prospectus supplement, each share of Class B common stock sold by the selling stockholder will be converted automatically into one share of Class A common stock.

The number of shares of common stock outstanding after this offering is based upon the number of shares outstanding as of April 30, 2004. This number does not include the following:

†	3,757,802 shares of Class A common stock issuable upon exercise of outstanding options and vesting of restricted stock units; or

†	6,006,498 shares of Class A common stock reserved for future issuance under our 1999 Long-Term Incentive Plan.

Unless otherwise noted, the information is this prospectus supplement assumes that the over-allotment option granted to the underwriters by the selling stockholder has not been exercised.

Capitalization

The following table sets forth our capitalization as of January 23, 2004:

†	on an actual basis; and

†	as adjusted to give effect to the automatic conversion of the 6,144,908 shares of Class B common stock offered hereby into the same number of shares of Class A common stock.

We will not receive any proceeds from, or pay any of the expenses of, this offering.

	As of January 23, 2004

	Actual	As adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$64,136	$64,136
Short-term investments	202,552	202,552

Total	$266,688	$266,688

Total debt (including current portion)	$9,327	$9,327

Stockholders’ equity:
Common stock, $.01 par value
Class A common stock – 180,000,000 shares authorized; 19,759,042 shares issued and outstanding, as adjusted	136	198
Class B common stock – 60,000,000 shares authorized; 48,635,299 shares issued and outstanding, as adjusted	548	486
Additional paid in capital	248,143	248,143
Accumulated other comprehensive loss	(30)	(30)
Retained earnings	89,873	89,873

Total stockholders’ equity	338,670	338,670

Total capitalization	$347,997	$347,997

Selected consolidated financial data

The following table sets forth our selected historical consolidated financial data for each of the five fiscal years in the period ended April 30, 2003. The selected historical consolidated financial data as of April 30, 2003 and 2002 and for the fiscal years ended April 30, 2003, 2002 and 2001 have been derived from the audited consolidated financial statements included elsewhere in this prospectus supplement. The selected historical consolidated financial data as of January 23, 2004 and for the nine months ended January 23, 2004 and January 24, 2003 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus supplement. We have restated our consolidated financial statements as of and for the years ended April 30, 2003, 2002 and 2001 and as of and for nine months ended January 23, 2004 and January 24, 2003. Refer to Notes to Consolidated Financial Statements for further discussion regarding the impact of this restatement. The selected historical consolidated financial data as of January 24, 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus supplement. The selected historical consolidated financial data as of April 30, 2001, 2000 and 1999 and for the fiscal years ended April 30, 2000 and 1999 have been derived from our audited consolidated financial statements, which are not included in this prospectus supplement. You should read the selected historical consolidated financial data in conjunction with our historical consolidated financial statements and related notes and the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus supplement.

						Nine months
						ended
	Fiscal year ended April 30,					January 23/24,

Operations data:	2003	2002	2001	2000	1999	2004	2003

	–––(as restated)(6)–––					(as restated)(6)

	(dollars in millions, except per share data)					(unaudited)
Net revenues	$374.3	$409.6	$438.1	$377.9	$250.3	$248.2	$268.3
Cost of revenues(1)	237.3	251.1	249.3	219.6	145.9	145.5	175.5
Selling general and administrative expenses(1)	99.3	103.2	98.1	71.1	45.5	51.6	70.8
Income from continuing operations before income taxes (2)	26.9	59.7	101.0	74.8	58.0	45.7	15.6
Income from continuing operations(3)	16.1	37.7	63.5	59.6	56.0	28.4	9.9

Net (loss) income(4)	$(19.5)	$38.9	$14.9	$58.9	$56.0	$28.5	$(15.3)

Earnings (loss) per share – basic and diluted:
Income from continuing operations	$0.22	$0.51	$0.88	$0.95	$0.99	$0.41	$0.14
Net (loss) income	$(0.28)	$0.53	$0.21	$0.94	$0.99	$0.41	(0.22)

						Nine months
						ended
	Fiscal year ended April 30,					January 23/24,

Cash flows data:	2003	2002	2001	2000	1999	2004	2003

	–––(as restated)(6)–––					(as restated)(6)

	(dollars in millions)					(unaudited)
Net (loss) income	$(19.5)	$38.9	$14.9	$58.9	$56.0	$28.5	$(15.3)
Depreciation and amortization	11.0	10.6	4.8	2.5	1.9	8.9	7.0
Changes in working capital	(3.8)	28.6	(10.6)	(3.2)	(2.3)	17.1	6.1
Capital expenditures and other investing activities, net(5)	(13.6)	0.4	(12.7)	(15.1)	(14.6)	(25.2)	(8.9)
Financing activities from continuing operations, net	(29.1)	(1.3)	61.1	110.5	(6.1)	(27.9)	(29.5)

(footnotes on following page)

Selected consolidated financial data

	Fiscal year ended April 30,					January 23/24,
Balance sheets data (as of period
end):	2003	2002	2001	2000	1999	2004	2003

	–––(as restated)(6)–––					(as restated)(6)

	(dollars in millions)					(unaudited)
Cash and cash equivalents and short-term investments	$271.1	$293.8	$239.1	$209.0	$45.7	$266.7	$269.9
Property and equipment, net	59.3	59.2	54.8	41.5	28.4	74.9	63.2
Total assets	432.7	491.0	464.1	337.0	130.2	434.4	428.1
Total debt	9.9	9.9	10.5	11.4	12.8	9.3	9.5
Total stockholders’ equity	337.4	385.1	346.8	258.5	72.3	338.7	340.9

						Nine months ended
	Fiscal year ended April 30,					January 23/24,

Other non-financial data:	2003	2002	2001	2000	1999	2004	2003

Average weekly television ratings*:
RAW:
USA Network	—	—	6.1	6.2	5.1	—	—
SpikeTV	3.7	4.6	5.0	—	—	3.7	3.7
SmackDown!	3.4	4.0	4.6	4.7	—	3.3	3.4
Number of live events	327	237	212	206	199	242	253
Total attendance	1,815,100	2,032,754	2,449,800	2,485,100	2,273,701	1,168,860	1,323,190
Number of buys from our pay-per-view events	5,378,100	7,135,464	8,010,400	6,884,600	5,365,100	3,202,100	3,559,300

*	Source: Nielsen Media Research (Galaxy Explorer, 5/1/98 – 4/30/04)

(1)	Fiscal 2001 included a $7.0 million ($4.3 million, net of taxes) payment for the settlement of a lawsuit. Fiscal 2003 included a $5.9 million charge related to the settlement of a lawsuit, of which $3.5 million was included in cost of revenues and $2.4 million was included in selling, general and administrative expenses. Fiscal 2003 also included the receipt of $3.5 million which was included in selling, general and administrative expenses for the favorable settlement of a lawsuit. Nine months ended January 23, 2004 included the receipt of $5.9 million which was included in selling, general and administrative expenses for the favorable settlement of a lawsuit.

(2)	Fiscal 2001 and 2000 included non-cash stock option charges of approximately $0.8 million ($0.5 million, net of taxes) and approximately $6.0 million ($3.7 million, net taxes), respectively, relating to the granting of stock options to certain performers who are independent contractors. In addition, fiscal 2000 included a non-cash charge of $9.3 million ($5.7 million, net of taxes). In April 2000, we entered into a non-forfeitable agreement with Viacom whereby Viacom acquired approximately 2.3 million newly issued shares of our Class A common stock at $13 per share.

(3)	Concurrent with the issuance of shares in our initial public offering in October 1999, we terminated our election to be subject to the provisions of Subchapter S and became subject to the provisions of Subchapter C of the United States Internal Revenue Code. The provision for income taxes reflected in our historical consolidated financial statements through the date of our initial public offering relates only to foreign and certain state income taxes for those states that did not recognize Subchapter S status.

(4)	Our net (loss) income included the operating results of our discontinued operations, The World and the XFL, and their respective estimated shutdown costs.

(5)	Capital expenditures and other investing activities, net are purchases of property and equipment, asset acquisitions and the net proceeds from the sale of investments.

(6)	We have restated our consolidated financial statements as of and for the fiscal years ended April 30, 2003, 2002 and 2001 and as of and for the nine months ended January 23, 2004 and January 24, 2003. Refer to Note 2 of the Notes to Consolidated Financial Statements regarding the impact of this restatement.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in this prospectus supplement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth in “Risk Factors.” We have restated our consolidated financial statements for the nine months ended January 23, 2004 and January 24, 2003 and for the periods ended April 30, 2003, 2002 and 2001. The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to this restatement. Refer to Notes to Consolidated Financial Statements for further discussion regarding the impact of this restatement.

BACKGROUND

We are an integrated media and entertainment company principally engaged in the development, production and marketing of television programming and live events and the licensing and sale of branded consumer products featuring our highly successful brands.

Our operations are organized around two principal activities:

†	Live and televised entertainment, which consists of live event and television programming. Revenues consist principally of attendance at live events, sale of television advertising time and sponsorships, domestic and international television rights fees and pay-per-view buys.

†	Branded merchandise, which consists of licensing and direct sale of merchandise. Revenues include the marketing and sale of merchandise, magazines and home videos, and revenues from consumer products sold through third party licensees.

Nine Months Ended January 23, 2004 compared to Nine Months Ended January 24, 2003

	January 23,	January 24,	better
Net Revenues	2004	2003	(worse)

	(dollars in millions)
Live and Televised	$195.1	$209.4	(7)%
Branded Merchandise	53.1	58.9	(10)%

Total	$248.2	$268.3	(7)%

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects comparative revenues and key drivers for each of the businesses within our live and televised segment:

	January 23,	January 24,	better
Live and televised revenues	2004	2003	(worse)

	(dollars in millions)
Live Events	$47.4	$53.2	(11)%
Number of Events	242	253	(4)%
Average Attendance	4,830	5,230	(8)%
Average Ticket Price (dollars)	$39.87	$39.35	1%
Pay-Per-View	$51.7	$59.3	(13)%
Number of buys from domestic pay-per-view events	3,202,100	3,559,300	(10)%
Advertising	$45.9	$53.9	(15)%
Average weekly household ratings for RAW	3.7	3.7	—
Average weekly household ratings for SmackDown!	3.3	3.4	3%
Sponsorship revenues	$4.8	$6.6	(27)%
Television Rights Fees
Domestic	$33.3	$28.9	15%
International	$16.8	$14.0	20%

Of the $7.6 million decrease in pay-per-view revenues, approximately $6.8 million of the variance was due to the fact that the nine months ended January 23, 2004 reflects eight pay-per-view events as compared to nine pay-per-view events in the prior year period. Revenues for our January 25, 2004 pay-per-view event, Royal Rumble, will be recorded in our fiscal fourth quarter. We produced 12 pay-per-view events in fiscal 2004, consistent with recent years.

The decline in advertising revenues was due to our new agreement with UPN which began in October 2003. On that date, UPN began to sell all advertising inventory and pay us a rights fee.

The increase in domestic television rights fees was primarily due to rights fees received in connection with our new agreement with UPN. This increase was offset partially by $1.0 million for rights fees related to our former Tough Enough series that aired on MTV during the prior year period and by $1.0 million related to two additional specials that aired in the prior year period.

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects comparative revenues and certain drivers for each of the businesses within our branded merchandise segment:

	January 23,	January 24,	better
Branded merchandise revenues	2004	2003	(worse)

	(dollars in millions)
Licensing	$18.1	$16.8	8%
Merchandise	$12.8	$16.6	(23)%
Per capita spending (dollars)	$8.37	$8.52	(2)%
Publishing	$7.6	$10.9	(30)%
Net units sold	3,194,500	4,827,200	(34)%
Home video	$10.3	$10.7	(4)%
Net units sold:
DVD	831,700	765,000	9%
VHS	159,100	400,300	(60)%

Total	990,800	1,165,300	(15)%

Internet Advertising	$3.8	$3.4	12%
Other	$0.5	$0.5	—

Of the $3.8 million decrease in merchandise revenues, $1.7 million was due to the change that occurred in fiscal 2004 from the direct sale of merchandise to a licensing arrangement for merchandise sold at our Canadian and international live events. In addition, $1.3 million was due to lower domestic event sales resulting from lower average attendance at our live events and the lower number of events held during the period.

Of the $3.3 million decrease in publishing revenues, $1.3 million was due to a decrease in the number of special magazines published in the current year as compared to the prior year period, $1.1 million was from a decrease in newsstand units sold and $0.8 million was from a decrease in subscription units sold for our RAW and SmackDown! branded magazines.

Although the total units sold of our home videos has decreased from the prior year primarily due to a court ordered injunction prohibiting the sale of such titles containing our former logo, the resulting revenue decrease was partially offset by the continued shift in platform from VHS to DVD, which sells for a higher price per unit, as well as the success of a recent three DVD set titled The Ultimate Ric Flair Collection, which sold approximately 89,000 units during the third fiscal quarter.

	January 23,	January 24,	better
Cost of revenues	2004	2003	(worse)

	(dollars in millions)
Live and televised	$117.4	$139.5	16%
Branded merchandise	28.1	36.0	22%

Total	$145.5	$175.5	17%

Profit contribution margin	41%	35%

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects comparative cost of revenues for each of the businesses within our live and televised segment:

	January 23,	January 24,	better
Cost of revenues — Live and televised	2004	2003	(worse)

	(dollars in millions)
Live events	$36.7	$42.9	14%
Pay-per-view	$18.8	$23.4	20%
Advertising	$17.9	$27.4	35%
Television production costs	$36.4	$36.9	1%
Other	$7.6	$8.9	15%

Profit contribution margin was approximately 40% for the nine months ended January 23, 2004 as compared to 33% for the nine months ended January 23, 2003. The profit margin for the current period was favorably impacted by the change in our UPN agreement, which was renewed in October 2003 with modified terms. Under the provisions of this new contract, we do not sell the advertising inventory, but rather receive a fixed rights fee for the program and a share of all advertising revenue sold by UPN in excess of a certain contractual amount. Under our former agreement with UPN, we sold almost the entire advertising inventory related to our SmackDown! programming. UPN participated in this revenue to the extent of the greater of a contractual percentage or a minimum guaranteed amount. The impact of this change on our consolidated financial statements is a reduction in advertising revenues which was offset by an increase in television rights fees and the elimination of the participation costs to UPN. Although there should be no material effect on our net income relative to this change in terms, it should result in a favorable impact to our profit margins in future periods. Included in the prior year advertising cost of revenues was a $3.5 million charge related to the William Morris Agency, Inc. settlement. Absent this $3.5 million charge, the prior year margin was 35%.

The following chart reflects comparative cost of revenues for certain of the businesses within our branded merchandise segment:

	January 23,	January 24,	better
Cost of revenues — Branded merchandise	2004	2003	(worse)

	(dollars in millions)
Licensing	$4.9	$5.6	13%
Merchandise	$10.3	$15.3	33%
Publishing	$5.3	$6.8	22%
Home video	$4.9	$5.5	11%
Digital media	$2.3	$2.5	8%
Other	$0.4	$0.3	(33)%

Management’s discussion and analysis of financial condition and results of operations

Profit contribution margin was approximately 47% for the nine months ended January 23, 2004 as compared to 39% for the nine months ended January 23, 2003, the increase due to higher licensing margins. The increase in our licensing margin was due to the mix of products sold during the quarter that resulted in a higher percentage of non-royalty bearing revenues in the current period as compared to the prior year period. In addition, licensing revenues have high margins relative to our other branded merchandise and during the current quarter accounted for a higher percentage of branded merchandise revenues as compared to the prior year period.

	January 23,	January 24,	better
	2004	2003	(worse)

	(dollars in millions)
Selling, general and administrative expenses	$51.6	$70.8	27%

The following chart reflects the amounts and percent change of certain significant overhead items:

	January 23,	January 24,	better
	2004	2003	(worse)

	(dollars in millions)
Staff related	$31.6	$26.9	(17)%
Legal and other professional	11.7	18.8	38%
Settlement of litigation, net	(5.9)	(1.1)	436%
Advertising and promotion	2.8	7.1	61%
Bad debt	(2.0)	1.4	243%
All other	13.4	17.7	24%

Total SG&A	$51.6	$70.8	27%

SG&A as a percentage of net revenues	21%	26%

The increase in staff related expenses primarily reflects an accrual related to incentive compensation. No accrual was made in the prior year as the incentive compensation is tied to the Company’s performance as compared to the budget. The current period reflects a $5.9 million favorable settlement of litigation and the prior year period reflects the net impact of a $3.5 million favorable settlement of litigation offset partially by a $2.4 million unfavorable settlement of litigation. The decrease in advertising and promotion expenses was primarily a result of costs incurred in the prior year period related to our advertising campaign associated with our new company name and logo. The decrease in bad debt expense was a result of a payment received from a pay-per-view service in the current year that was fully reserved for in the prior year.

	January 23,	January 24,
Stock compensation costs	2004	2003

	(dollars in millions)
Option exchange program	$0.9	$—
Amortization of costs for restricted stock units granted June 2003	0.4	—

Total stock compensation costs	$1.3	$—

Management’s discussion and analysis of financial condition and results of operations

Stock compensation costs were $1.3 million for the first nine months of fiscal 2004. During the third quarter, we completed an exchange offer that gave all active employees and independent contractors who held options with a grant price of $17 or higher the ability to exchange options, at a 6 to 1 ratio, for restricted stock units, or, for holders with fewer than 25,000 options, for cash at 75% of the average price during the offer period of $13.28 per share. Overall, 4.2 million options were eligible for the offer, of which 4.1 million were exchanged for either cash or restricted stock units. In exchange for the options tendered, we granted an aggregate of 591,416 restricted stock units and made cash payments in the aggregate amount of approximately $0.9 million, which will result in a total compensation charge of approximately $6.7 million, of which the cash payment of $0.8 million to employees was recorded in our third fiscal quarter ended January 23, 2004, and the portion related to the grant of the restricted stock units to employees will be recorded over the 24 month vesting period. As a result, the compensation charge related to the grant of restricted stock units will be recorded as follows: $0.1 million was recorded in the third quarter ended January 23, 2004, approximately $1.9 million in our fourth quarter of fiscal 2004, approximately $3.6 million in fiscal 2005, and approximately $1.1 million in fiscal 2006.

In June 2003, we granted 792,500 options at an exercise price of $9.60 per share and granted 178,000 restricted stock units at an average price per share of $9.60. Such issuances were granted to officers and employees under our 1999 Long-Term Incentive Plan (the “Plan”). Total compensation costs related to the grant of restricted stock units, based on the estimated value of the units on the grant date, is $1.7 million and will be amortized over the vesting period, which is seven years, unless EBITDA of $65.0 million is met for any fiscal year during the vesting period. In that event, the unvested restricted stock units immediately vest and, accordingly, the unamortized balance at that date would be expensed. EBITDA is a measure of our operating performance, and is defined in the Plan as earnings from continuing operations before interest, taxes, depreciation and amortization.

	January 23,	January 24,	better
	2004	2003	(worse)

	(dollars in millions)
Depreciation and amortization	$8.9	$7.0	(27)%

The increase reflects amortization related to our recently acquired film libraries and depreciation associated with our new WWEshopzone.com commerce engine. In January 2004, we paid $20.1 million to pay off a lease on our corporate aircraft from cash on hand. The purchase price of the aircraft, net of a $9.5 million estimated residual value, will be depreciated on a straight-line basis over a 10 year period. As a result of this purchase, annual depreciation expense will increase by $1.1 million. This transaction should result in a reduction in our net financing costs.

	January 23,	January 24,	better
	2004	2003	(worse)

	(dollars in millions)
Interest income	$4.5	$1.3	246%

Management’s discussion and analysis of financial condition and results of operations

The increase reflects a higher overall rate of return on our investments in the current quarter and, to a lesser extent, a $0.4 million unrealized holding gain resulting from the revaluation of warrants received from two of our licensees using the Black-Scholes model, taking into account then current market assumptions.

	January 23,	January 24,
	2004	2003

	(dollars in millions)
Other income (loss), net	$1.0	$—

Included in the nine months ended January 23, 2004 was a $0.4 million unrealized holding gain resulting from the revaluation of warrants received from two of our licensees using the Black-Scholes model taking into account then current market assumptions.

	January 23,	January 24,
	2004	2003

	(dollars in millions)
Provision for income taxes	$17.3	$5.7
Effective tax rate	38%	37%

Discontinued operations — The World. In fiscal 2003, we closed the operations of our entertainment complex, The World. As a result, the operations of The World have been reflected in discontinued operations. Income from discontinued operations of The World, net of taxes, was approximately $0.1 million for the nine months ended January 23, 2004, as compared to a loss from discontinued operations, net of taxes, of $25.2 million for the nine months ended January 24, 2003. Included in income from discontinued operations for the nine months ended January 23, 2004 was $0.7 million of expense recoveries. Included in the loss from discontinued operations for the nine months ended January 24, 2003 was an impairment charge of $32.9 ($20.4 million, net of tax). The shutdown charge of $8.9 million recorded in our fiscal year ended April 30, 2003 in accordance with SFAS No. 146 assumed no sub-let income for fiscal 2004 and assumed 75% sub-rental income for fiscal years 2005 through the end of the lease term, which is October 31, 2017. Although we are actively seeking to sub-let the property, we have not found a tenant. Our assumptions relating to the sub-rental income and the related rent accrual will continue to be monitored and adjusted accordingly. Rental payments for fiscal 2005, assuming no sub-let rental income, would be approximately $2.5 million.

Fiscal Year Ended April 30, 2003 compared to Fiscal Year Ended April 30, 2002

			better
Net revenues	2003	2002	(worse)

	(dollars in millions)
Live and Televised	$295.4	$323.5	(9)%
Branded Merchandise	78.9	86.1	(8)%

Total	$374.3	$409.6	(9)%

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects comparative revenues and key drivers for each of the businesses within our live and televised segment:

			better
Live and televised revenues	2003	2002	(worse)

	(dollars in millions)
Live Events	$72.2	$74.1	(3)%
Number of Events	327	237	38%
Average Attendance	5,551	8,562	(35)%
Average Ticket Price (dollars)	$38.82	$35.69	9%
Pay-Per-View	$91.1	$112.0	(19)%
Number of buys from domestic pay-per-view events	5,378,100	7,135,464	(25)%
Retail Price, excluding WrestleMania	$29.95	$24.95	20%
Advertising	$72.9	$83.6	(13)%
Average weekly household ratings for RAW	3.7	4.6	(20)%
Average weekly household ratings for SmackDown!	3.4	4.0	(15)%
Sponsorship revenues	$8.7	$13.2	(34)%
Television Rights Fees
Domestic	$38.8	$35.0	11%
International	$19.7	$18.3	8%

Of the $3.8 million increase in domestic television rights fees revenues, $1.6 million was due to an executive producer fee received related to a feature film and approximately $1.1 million was due to the production of two additional television specials in the period.

The following chart reflects comparative revenues and certain drivers for selected business within our branded merchandise segment:

			better
Branded merchandise revenues	2003	2002	(worse)

	(dollars in millions)
Licensing	$21.8	$24.4	(11)%
Merchandise	$22.4	$26.2	(14)%
Per capita spending (dollars)	$9.15	$8.48	8%
Publishing	$15.2	$16.3	(7)%
Net units sold	6,427,500	6,867,700	(6)%
Home Video	$13.8	$13.6	1%
Net units sold
DVD	916,200	625,900	46%
VHS	466,800	1,041,200	(55)%

Total	1,383,000	1,667,100	(17)%

Internet Advertising	$4.9	$4.4	11%

The decrease in licensing revenues was due to a decrease of $3.3 million in toy royalties and $0.7 million in apparel royalties offset partially by a $1.6 million increase in video game royalties.

Management’s discussion and analysis of financial condition and results of operations

Of the $3.8 million decrease in merchandise revenues, $2.9 million was due to a reduction in our website and catalog sales. In addition, $0.8 million was due to a decrease in sales at our live events resulting primarily from lower attendance in the current year as compared to the prior year.

			better
Cost of revenues	2003	2002	(worse)

	(dollars in millions)
Live and Televised	$190.6	$194.2	2%
Branded Merchandise	46.7	56.9	18%

Total	$237.3	$251.1	6%

Profit Contribution Margin	37%	39%

			better
Cost of revenues — Live and televised	2003	2002	(worse)

	(dollars in millions)
Live Events	$56.1	$52.2	(7)%
Pay-Per-View	$36.7	$42.5	14%
Advertising	$35.2	$36.9	5%
Television	$50.2	$49.6	(1)%
Other	$12.4	$13.0	5%
Profit Contribution Margin	35%	40%

The decrease in the profit contribution margin was due primarily to the $3.5 million impact of the William Morris Agency, Inc. settlement, which was included in advertising cost of revenues. Excluding the impact of this charge, the profit contribution margin for fiscal 2003 was approximately 37%.

			better
Cost of revenues — Branded merchandise	2003	2002	(worse)

	(dollars in millions)
Licensing	$6.6	$9.8	33%
Merchandise	$20.4	$22.6	10%
Publishing	$9.4	$10.0	6%
Home Video	$6.5	$9.4	31%
Digital Media	$3.3	$5.0	34%
Profit Contribution Margin	41%	34%

The increase in the profit contribution margin was due in part to the absence of promotional costs in fiscal 2003 related to a motor racing team sponsorship. Such costs totaled approximately $2.4 million in fiscal 2002 and were included in licensing cost of revenues. The profit contribution margin increase also was favorably impacted by a decrease of $1.7 million in digital media costs primarily associated with maintaining our website and by a $0.6 million decrease in home video inventory write-offs.

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects the amounts and percent change of certain significant overhead items:

			better
Selling, general & administrative expenses	2003	2002	(worse)

	(dollars in millions)
Staff related	$36.6	$37.4	2%
Legal and litigation	18.4	14.6	(26)%
Consulting and accounting	8.9	8.9	—
Advertising and promotion	8.6	9.4	9%
Bad debt	3.8	1.0	(280)%
License and contract termination	—	4.9	100%
All other	23.0	27.0	15%

Total SG&A	$99.3	$103.2	4%

SG&A as a percentage of net revenues	27%	25%

The increase in bad debt expense was related to delinquent pay-per-view payments from a service provider and from a cable system operating under the bankruptcy code. Included in legal and litigation in fiscal 2003 was a $3.8 million offer to settle a legal dispute partially offset by $1.0 million of net favorable settlements. License and contract termination costs arose from the termination of certain WCW license and related agreements assumed in the WCW asset acquisition.

			better
	2003	2002	(worse)

	(dollars in millions)
Depreciation and amortization	$11.0	$10.6	(4)%

			better
	2003	2002	(worse)

	(dollars in millions)
Interest income	$2.0	$10.6	(81)%

			better
	2003	2002	(worse)

	(dollars in millions)
Interest expense	$0.8	$0.8	—

The decrease in interest income is due to lower average interest rates earned on our investments as well as a loss of approximately $1.6 million from an investment in mortgage-backed securities.

	2003	2002

	(dollars in millions)
Other (loss) income, net	$(0.9)	$5.2

During fiscal 2003, we recorded a $0.6 million write down of investments deemed other-than-temporarily impaired.

During fiscal 2002, we exercised certain warrants and sold the related common stock resulting in a $6.8 million gain. In addition, prior to the sale of this common stock, we recorded an increase of $1.4 million from the revaluation of the warrants, based upon our valuation using the Black-Scholes model, using then current market assumptions.

Management’s discussion and analysis of financial condition and results of operations

Also in fiscal 2002, we wrote-down $2.9 million related to certain warrants that we previously received from a television programming distribution partner. As a result of the continued decline in the market value of this company’s common stock coupled with our shortened window to exercise, management determined that this asset was other-than-temporarily impaired.

Provision for income taxes	2003	2002

	(dollars in millions)
Provision	$10.8	$22.0
Effective Tax Rate	40%	37%

The increase in the effective tax rate was due to capital losses generated in the current year, which may not be deductible for tax purposes. We have determined that it is more likely than not that these losses will not be fully utilized and as such, we have recorded a valuation allowance against these benefits.

Discontinued Operations — XFL. Income from discontinued operations was $4.6 million for the fiscal year ended April 30, 2002. The results from fiscal 2002 reflected the reversal of shutdown reserves that were no longer required and the recognition of certain tax benefits.

Discontinued Operations — The World. During fiscal 2003, as a result of continued losses, we closed the restaurant and retail operations of The World. As a result, we recorded a charge of approximately $12.1 million ($8.9 million, net of income taxes), the majority of which represented the present value of our obligations under the facility’s lease, less estimated sub-lease rental income over the lease term. As of April 30, 2003, we had a remaining accrual balance of approximately $10.3 million relating to the shut-down. Included in the $10.3 million accrual was approximately $9.9 million of accrued rent and other related costs and approximately $0.4 million for severance related costs. The accrual for rent and other related costs assumed no sub-rental income for fiscal 2004 and assumed 75% sub-rental income for fiscal years 2005 through the end of the lease term, which is October 31, 2017.

Loss from discontinued operations of The World was $26.7 million, net of income taxes, for the fiscal year ended April 30, 2003 as compared to a loss from discontinued operations of $4.9 million, net of income taxes, for the fiscal year ended April 30, 2002. Included in fiscal 2003 was an impairment charge of $32.9 million ($20.4 million, net of income taxes) as a result of impairment tests conducted on goodwill and other long-lived assets related to The World.

Fiscal Year Ended April 30, 2002 compared to Fiscal Year Ended April 30, 2001

			better
Revenues	2002	2001	(worse)

	(dollars in millions)
Live and Televised	$323.5	$335.7	(4)%
Branded Merchandise	86.1	102.5	(16)%

Total	$409.6	$438.2	(7)%

Management’s discussion and analysis of financial condition and results of operations

The following chart reflects comparative revenues and key drivers for each of the businesses within our live and televised segment:

			better
Live and televised revenues	2002	2001	(worse)

	(dollars in millions)
Live Events	$74.1	$81.9	(10)%
Number of Events	237	212	12%
Average Attendance	8,562	11,556	(26)%
Average Ticket Price (dollars)	$35.69	$32.63	9%
Pay-Per-View	$112.0	$128.2	(13)%
Number of buys for our domestic pay-per-view events	7,135,464	8,010,400	(11)%
Advertising	$83.6	$90.3	(7)%
Average weekly household ratings for RAW — Spike TV	4.6	5.0	(8)%
Average weekly household ratings for RAW — USA	—	6.1	—
Average weekly household ratings for SmackDown!	4.0	4.6	(13)%
Sponsorship revenues	$13.2	$12.5	6%
Television Rights Fees:
Domestic	$35.0	$20.9	68%
International	$18.3	$14.3	28%

Of the $14.1 million increase in our domestic television rights fees, approximately $10.0 million was due to a domestic television distribution agreement, which commenced in September 2000.

The following chart reflects comparative revenues and certain drivers for selected businesses within our branded merchandise segment:

			better
Branded merchandise revenues	2002	2001	(worse)

	(dollars in millions)
Licensing	$24.4	$35.6	(31)%
Merchandise	$26.2	$28.9	(9)%
Per capita spending (dollars)	$8.48	$8.29	2%
Publishing	$16.3	$17.0	(4)%
Net units sold	6,867,700	7,594,400	(10)%
Home Video	$13.6	$12.2	11%
Net units sold:
DVD	625,900	167,900	273%
VHS	1,041,200	1,285,700	(19)%

Total	1,667,100	1,453,600	15%

Internet Advertising	$4.4	$5.6	(21)%

Management’s discussion and analysis of financial condition and results of operations

			better
Cost of revenues	2002	2001	(worse)

	(dollars in millions)
Live and Televised	$194.2	$188.5	(3)%
Branded Merchandise	56.9	60.8	6%

Total	$251.1	$249.3	(1)%

Profit Contribution Margin	39%	43%

The following chart represents comparative cost of revenues for each of the businesses within our live and televised segment:

			better
Cost of revenues-live and televised	2002	2001	(worse)

	(dollars in millions)
Live Events	$52.2	$60.9	14%
Pay-Per-View	$42.5	$41.6	(2)%
Advertising	$36.9	$39.7	7%
Television	$49.6	$38.6	(28)%
Other	$13.0	$7.7	(69)%
Profit Contribution Margin	40%	44%

The decrease in pay-per-view revenues substantially accounted for the margin decline in this segment.

The following chart reflects comparative cost of revenues for selected businesses within our branded merchandise segment:

			better
Cost of revenues-branded merchandise	2002	2001	(worse)

	(dollars in millions)
Licensing	$9.8	$13.8	29%
Merchandise	$22.6	$23.9	5%
Publishing	$10.0	$9.7	(3)%
Home Video	$9.4	$6.2	(52)%
Digital Media	$5.0	$4.9	(2)%
Profit Contribution Margin	34%	41%

The decrease in profit contribution margin was due to the change in the mix of our revenues, coupled with an increase of $1.0 million in home video inventory reserves and a $0.8 million increase in our website costs.

The following chart reflects the amounts and percent change of certain significant overhead items:

Management’s discussion and analysis of financial condition and results of operations

			better
Selling, general & administrative expenses	2002	2001	(worse)

	(dollars in millions)
Staff related	$37.4	$37.8	1%
Legal and litigation	14.6	16.1	9%
Consulting and accounting	8.9	9.1	2%
Advertising and promotion	9.4	5.4	(74)%
License and contract termination	4.9	1.7	(188)%
All other	28.0	28.0	—

Total SG&A	$103.2	$98.1	(5)%

SG&A as a percentage of net revenues	25%	22%

The increase in advertising and promotion expenses was due primarily to our contractual agreement to purchase $7.0 million of advertising time during the year from a media company. This agreement was entered into in connection with our acquisition of certain assets of WCW in March 2001 and is in effect through June 2004. License and contract termination costs arose from the termination of certain WCW license and related agreements assumed in the WCW asset acquisition. Such amounts totaled $4.9 million in fiscal 2002 and $1.7 million in fiscal 2001.

			better
	2002	2001	(worse)

	(dollars in millions)
Depreciation and amortization	$10.6	$4.8	(121)%

The increase in depreciation and amortization was due in part to the accelerated write-off of approximately $2.1 million of architectural costs in 2002 related to our cancelled project in Las Vegas, as well as higher depreciation and amortization related to increased capital spending in fiscal 2002 and 2001.

			better
	2002	2001	(worse)

	(dollars in millions)
Interest income	$10.6	$15.3	(31)%

			better
	2002	2001	(worse)

	(dollars in millions)
Interest expense	$0.8	$0.9	11%

The decrease in interest income was a result of lower average interest rates in fiscal 2002.

	2002	2001

	(dollars in millions)
Other income (loss), net	$5.2	$(0.6)

During fiscal 2002, we exercised certain warrants and sold the related common stock resulting in a $6.8 million gain. In addition, prior to the sale of this common stock, we recorded an increase of $1.4 million from the revaluation of the warrants, based upon our valuation using the Black-Scholes model, using then current market assumptions.

Management’s discussion and analysis of financial condition and results of operations

Also in fiscal 2002, we wrote down $2.9 million related to certain warrants that we previously received from a television programming distribution partner. As a result of the continued decline in the market value of this company’s common stock coupled with our shortened window to exercise, management determined that this asset was other-than-temporarily impaired.

Provision for income taxes	2002	2001

	(dollars in millions)
Provision	$22.0	$37.5
Effective Tax Rate	37%	37%

Discontinued Operations — XFL. Income from discontinued operations of the XFL, net of minority interest and income taxes, was $4.6 million for the fiscal year ended April 30, 2002 as compared to a loss from discontinued operations of $46.9 million for the fiscal year ended April 30, 2001. The results from fiscal 2002 reflected the reversal of shutdown reserves that were no longer required and the recognition of certain tax benefits. Included in the net loss for fiscal 2001 was a loss from operations of $31.3 million and a loss on the shutdown of $15.6 million. The estimated shutdown costs consisted primarily of staff, lease and labor obligations, write-offs of certain fixed assets and accounts receivable and inventory write downs.

On June 12, 2000, we sold approximately 2.3 million newly-issued shares of our Class A common stock at $13 per share to NBC, for a total investment of $30.0 million. As a result of this stock sale, which was at a below-market price, we recorded a deferred cost of $10.7 million, which was being amortized over the 30-month term of the XFL broadcast agreement. Amortization of $3.7 million during fiscal 2001 was reflected in discontinued operations. As a result of our decision to discontinue operations of the XFL, we wrote off the remaining deferred cost of $7.0 million in fiscal 2001. In May 2002, we repurchased 2.3 million shares of our Class A common stock from NBC for $27.7 million, which was a discount to the then market value of our common stock. We made this repurchase because we believed that it was an appropriate use of excess cash and was beneficial to our company and stockholders.

Discontinued Operations — The World. Loss from discontinued operations of The World, net of income taxes, was $4.9 million for the fiscal year ended April 30, 2002 as compared to $1.6 million for the fiscal year ended April 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities for the nine months ended January 23, 2004 and January 24, 2003 were $49.3 million and $16.2 million, respectively. Cash flows provided by operating activities from continuing operations were $51.7 million and $24.0 million for the nine months ended January 23, 2004 and January 24, 2003, respectively. The increase was due primarily to increased operating results in the current period, as well as higher interest income earned. Working capital, consisting of current assets less current liabilities, was $259.5 million as of January 23, 2004 and $275.1 million as of April 30, 2003.

Management’s discussion and analysis of financial condition and results of operations

Cash flows used for investing activities were $85.7 million and cash flows provided by investing activities were $81.9 million for the nine months ended January 23, 2004 and January 24, 2003, respectively. Capital expenditures for the nine months ended January 23, 2004 were $3.5 million, as compared to $8.9 million for the nine months ended January 24, 2003. For fiscal 2004, we estimate capital expenditures to be approximately $6.0 million, which includes a conversion of our critical business and financial systems, television equipment and building improvements. During the nine months ended January 23, 2004, we acquired film libraries and certain other assets for approximately $1.6 million. In January 2004, we paid $20.1 million to pay off a lease on our corporate aircraft from cash on hand. The jet was acquired under an operating lease in 2000. The transaction will be accounted for as a capital acquisition in the current period. As of April 30, 2004, we had approximately $174.5 million invested in fixed-income mutual funds, which primarily held AAA and AA debt rated instruments and $46.4 million in United States Treasury notes. Our investment policy is designed to assume a minimum of credit, interest rate and market risk.

Cash flows used in financing activities for the nine months ended January 23, 2004 were $27.9 million as compared to $29.2 million for the nine months ended January 24, 2003. In June 2003, we purchased, using our available cash on hand, approximately 2.0 million shares of our common stock from Viacom, Inc. for approximately $19.2 million, which was a slight discount to the then market value of our common stock. This transaction did not affect other aspects of our business relationship with Viacom. We made this repurchase as we believed that it was an appropriate use of excess cash and was beneficial to our company and our stockholders. In addition, we began paying quarterly dividends of $.04 per share during fiscal 2004, which totaled $10.9 million through fiscal 2004. On April 27, 2004, our board of directors declared a dividend of $.06 per share on our Class A and Class B common stock payable on July 8, 2004.

We have entered into various contracts under which we are required to make guaranteed payments, including:

†	Performer contracts providing for future minimum guaranteed payments.

†	Television distribution agreement with Viacom affiliate Spike TV through September 2005 that provides for the payment of the greater of a fixed percentage of the revenues from the sale of television advertising time or an annual minimum guaranteed amount.

†	Various operating leases.

†	Employment contract with Vincent K. McMahon, which runs through October 2006, with annual renewals thereafter if not terminated by us or Mr. McMahon, as well as a talent contract with Mr. McMahon that is coterminous with his employment contract.

†	Employment contract with Linda E. McMahon, which runs through October 2005, with annual renewals thereafter if not terminated by us or Mrs. McMahon.

†	Employment contracts with certain of our employees, which are generally for one-to three-year terms.

†	Service contracts with certain of our independent contractors, which are generally for one-to four-year terms.

Management’s discussion and analysis of financial condition and results of operations

Our aggregate minimum payment obligations under these contracts as of January 23, 2004 were as follows:

Payments Due by Period

		May 1, 2004	May 1, 2006	May 1, 2008
	January 23, 2004	to April 30,	to April 30,	to April 30,
	to April 30, 2004	2006	2008	2009	Thereafter	Total

	(dollars in millions)
Long-term debt	$0.2	$1.7	$1.9	$0.9	$4.6	$9.3
Operating leases	0.6	1.8	1.3	0.1	—	3.8
Television programming agreements	1.4	8.2	—	—	—	9.6
Other commitments	7.3	18.9	3.4	—	—	29.6

Total commitments from continuing operations	9.5	30.6	6.6	1.0	4.6	52.3
Operating lease — The World (1)	0.6	5.4	5.7	3.0	29.6	44.3

Total	$10.1	$36.0	$12.3	$4.0	$34.2	$96.6

(1)	Excludes any estimated sub-rental income.

We believe that cash generated from operations and from existing cash and short-term investments will be sufficient to meet our cash needs over the next twelve months including working capital, quarterly dividends and capital expenditures.

SEASONALITY

Our operating results are not materially affected by seasonal factors; however, because we operate on a fiscal calendar, the number of pay-per-view events recorded in a given quarter may vary. In addition, revenues from our licensing and direct sale of consumer products, including through our catalogs, magazines and Internet sites, may vary from period to period depending on the volume and extent of licensing agreements and marketing and promotion programs entered into during any particular period of time, as well as the commercial success of the media exposure of our characters and brand. The timing of these events as well as the continued introduction of new product offerings and revenue generating outlets can and will cause fluctuation in quarterly revenues and earnings.

INFLATION

During the past three fiscal years, inflation has not had a material effect on our business.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We believe the following are the critical accounting policies used in the preparation of our financial statements, as well as the significant judgments and estimates affecting the application of these policies.

Management’s discussion and analysis of financial condition and results of operations

Revenue recognition

     Pay-per-view programming.

Revenues from our pay-per-view programming are recorded when the event is aired and are based upon our initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from our pay-per-view distributors. Final reconciliation of the pay-per-view buys occurs within one year and any subsequent adjustments to the buys are recognized on a cash basis. As of January 23, 2004, our pay-per-view Accounts Receivable was $9.8 million. If our initial estimate is incorrect, it can result in significant adjustments to revenues in subsequent years.

     Television advertising.

Revenues from the sale of television advertising are recorded when the commercial airs within our programming and are based upon contractual amounts previously established with our advertisers. These contractual amounts are typically based on the advertisement reaching a desired number of viewers. If an ad does not reach the desired number of viewers, we record an estimated reserve to reflect rebates or future free advertising due to advertisers, based on the difference between the intended delivery (as contracted) and actual delivery of audiences. As of January 23, 2004, our estimated reserve was $5.0 million. If our estimated reserves are incorrect, revenues in subsequent periods would have to be adjusted.

     Home video.

Revenues from the sales of VHS and DVD titles are recorded when shipped by our distributor to wholesalers/ retailers, net of an allowance for estimated returns. The allowance for estimated returns is based on historical information and current industry trends. As of January 23, 2004, our home video returns allowance was $3.5 million. If we do not accurately predict returns, we may have to adjust revenues in future periods.

     Magazine publishing.

Publishing newsstand revenues are recorded when shipped by our distributor to wholesalers/retailers, net of an allowance for estimated returns. We estimate the allowance for newsstand returns based upon our review of historical return rates and the expected performance of our current titles in relation to prior issue return rates. As of January 23, 2004, our newsstand returns allowance was $4.2 million. If we do not accurately predict returns, we may have to adjust revenues in future periods.

Allowance for doubtful accounts

Our receivables represent a significant portion of our current assets. We are required to estimate the collectibility of our receivables and to establish allowances for the amount of receivables that we estimate to be uncollectible. We base these allowances on our historical collection experience, the length of time our receivables are outstanding and the financial condition of individual customers. As of January 23, 2004, our allowance for doubtful accounts was $2.9 million. Changes in the financial condition of significant customers, either adverse or positive, could impact the amount and timing of any additional allowances that may be required.

Management’s discussion and analysis of financial condition and results of operations

Income Taxes

We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” As such, we recognize the future impact of the difference between the financial statement and tax basis of assets and liabilities. As of January 23, 2004, we had $16.1 million of net deferred tax assets on our balance sheet. In addition, as of January 23, 2004, we had $14.4 million of deferred tax assets included in assets of discontinued operations related primarily to the tangible and intangible assets of our discontinued operations. We record valuation allowances against deferred tax assets that management does not believe the future tax benefits are more likely than not to be realized.

SIGNIFICANT JUDGMENTS AND ESTIMATES

Amounts included in our consolidated balance sheets in accounts that we have identified as being subject to significant judgments and estimates were as follows:

	As of

	January 23,	April 30,
	2004	2003

	(dollars in millions)
Pay-per-view accounts receivable	$9.8	$24.3
Advertising reserve for underdelivery	$5.0	$6.9
Home video reserve for returns	$3.5	$1.5
Publishing newsstand reserve for returns	$4.2	$5.0
Allowance for doubtful accounts	$2.9	$5.3
Accrued commissions that may be reversed pending the outcome of litigation
— see Note 9 of Notes to Consolidated Financial Statements for the periods ended January 23, 2004 and January 24, 2003	$7.8	$6.4

The decrease in our pay-per-view accounts receivable balance was due to the timing of certain of our pay-per-view events. As of April 30, 2003, the accounts receivable balance included approximately $10.0 million related to our premier event, WrestleMania XIX, which took place in March 2003. In addition, the accounts receivable balance included approximately $5.0 million related to our April 2003 pay-per-view event. As of January 23, 2004, our January pay-per-view event did not air during this period and our most recent event as of January 23, 2004 was our December 2003 pay-per-view event.

The decrease in our allowance for doubtful accounts reflects the payment of a previously fully reserved balance from a pay-per-view service during fiscal 2004.

IMPACT OF RECENT PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” During 2003, the economic conditions surrounding our entertainment complex in New York City and its continued weak operating results indicated potential impairment. The impairment test prescribed by SFAS No. 144 was performed and ultimately resulted in a non-cash pre-tax impairment charge of $30.4 million that was recorded in fiscal 2003. In conjunction with the impairment test above, it was determined that goodwill related to the purchase of The World was also impaired and as a result, we recorded an additional non-cash pre-tax charge of $2.5 million in accordance with SFAS No. 142, “Goodwill and other Intangible Assets”.

Management’s discussion and analysis of financial condition and results of operations

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. In February 2003, we closed the restaurant operations at The World and in April 2003, we closed the retail operations at the facility. Total costs related to the shut down of these operations are estimated to be $8.9 million, net of applicable tax benefits of $3.3 million and were recorded as discontinued operations in our consolidated financial statements in fiscal 2003, in accordance with SFAS No. 146.

RECENT PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement amends existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement became effective for us on May 1, 2003 and does not have a material impact on our operating results or financial position.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002 and did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires us to consolidate a variable interest entity if we are subjected to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. We do not currently have any interests in variable interest entities and, accordingly do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

In November 2001, the EITF reached a consensus on Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. This consensus addresses income statement characterization issues and recognition and measurement issues relating to consideration given by a vendor to a customer. As a result of this pronouncement, we reclassified $1.7 million in fiscal 2003 and $1.3 million in fiscal 2002 and 2001 of discounts previously classified as expenses to the prescribed accounting as a reduction of revenue.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus is not expected to have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It is effective for us in the second quarter of 2004, but, because we have no instruments falling under the provisions of SFAS No. 150, it will not have an impact on our consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

Management

DIRECTORS

The following sets forth, as of May 11, 2004, the names, ages and positions of our directors with us, if any.

		Current position
Director	Age	with company	Director since

Vincent K. McMahon	58	Chairman of the Board	1980
Linda E. McMahon	55	Chief Executive Officer	1980
Philip B. Livingston	47	Chief Financial Officer	2003
Lowell P. Weicker, Jr.	72	—	1999
David Kenin	62	—	1999
Joseph Perkins	68	Consultant	1999
Michael B. Solomon	56	—	2001
Robert A. Bowman	49	—	2003

Vincent K. McMahon has been Chairman of the Board of Directors since 1980 and is Chairman of the Executive Committee. Mr. McMahon is a third generation sports entertainment promoter and a recognized television personality. In 1972, Mr. McMahon joined his father’s company, Capitol Wrestling Corporation, where he assisted in the growth of the company’s television programming syndication business. In 1979, Mr. McMahon and his wife co-founded our predecessor, a live event promotion business called Titan Sports. In 1982, Mr. McMahon led Titan Sports in its purchase of Capitol Wrestling from his father and its transformation of what had been a regional wrestling operation into an international entertainment venture by expanding the geographic scope of our television syndication, enhancing our national and international production capabilities and leveraging pay-per-view and close-circuit television technologies. In addition to serving as Chairman of the Board of Directors, Mr. McMahon also continues to lead the creative team that develops story lines and characters for our televised programming and live events and is an important member of our cast of performers in our productions.

Linda E. McMahon, our co-founder, has served as our Chief Executive Officer since 1997 and was our President from 1993 through June 2000. Additionally, Mrs. McMahon has served on our Board of Directors since our founding in 1980 and currently is a member of the Executive Committee. As our Chief Executive Officer, Mrs. McMahon guides our global strategic direction and oversees our day-to-day business operations and the development of our technical and administrative functions. Mrs. McMahon also plays a large role in our community and charitable programs, such as our Get R.E.A.L. national education and literacy programs and our Smackdown Your Vote! initiative to encourage voter registration and participation.

Philip B. Livingston joined the company as Chief Financial Officer and Director in March 2003. He is a member of the Executive Committee. From 1999 to 2003 he was President and Chief Executive Officer of Financial Executives International, a professional association for senior financial executives. He is a director and audit committee chairman of Cott Corporation and Insurance Auto Auctions Inc.

Lowell P. Weicker, Jr. is Chairman of the Compensation Committee. Mr. Weicker served as Governor of the State of Connecticut from 1991 to 1995. He served as a United States Senator representing the State of Connecticut from 1970 to 1988. Mr. Weicker also serves as a director of Compuware Corporation, HPSC, Inc., Phoenix Mutual Funds and UST Inc.

Management

David Kenin is a member of the Audit and Compensation Committees. Since January 2002, Mr. Kenin has been Executive Vice President of Programming, Hallmark Channel. Mr. Kenin is the former President of CBS Sports. Until 1994, he was Executive Vice President of USA Networks and, after that, he was the general partner of Kenin Partners, a consulting firm.

Joseph Perkins was a pioneer in the television syndication of wrestling matches starting more than forty years ago. He is President of Communications Consultants, Inc., a consultant to our company that provides us with television syndicate consulting services.

Michael B. Solomon is a member of the Audit and Compensation Committees. Mr. Solomon is Managing Principal of Gladwyne Partners, LLC, a private equity fund manager. Prior to founding Gladwyne Partners in July 1998, Mr. Solomon was affiliated with Lazard Freres & Co. LLC. Mr. Solomon joined Lazard Freres in 1981 and became a Partner in 1983.

Robert A. Bowman has been a Director since 2003 and is Chairman of the Audit Committee. Mr. Bowman is currently the Chief Executive Officer of Major League Baseball Advanced Media, where he manages the interactive and Internet rights for all 30 clubs and the league. Prior to joining Major League Baseball, he was President and Chief Operations Officer of ITT Corporation, where he previously served as Chief Financial Officer. Mr. Bowman served as the Treasurer for the State of Michigan for eight years, overseeing its tax policy and collection and the state’s pension fund. Mr. Bowman is a director of Warnaco, Inc. and serves on its audit and compensation committees.

OTHER EXECUTIVE OFFICERS

		Current position	With company
Name	Age	with company	since

Edward S. Cohen	48	EVP, Event Booking & Live Events	1982
Kevin Dunn	44	EVP, Television Producer	1986
Donna Goldsmith	44	SVP, Consumer Products	2000
Edward L. Kaufman	45	EVP, General Counsel & Secretary	1997
Shane B. McMahon	34	EVP, Global Media	1994
James W. Ross	52	EVP, Business Strategies	1993
James A. Rothschild	43	SVP, North American Sales	1994
Kurt Schneider	38	EVP, Marketing	2003
Frank G. Serpe	59	SVP, Finance & Chief Accounting Officer	1986

Edward S. Cohen has served as our EVP, Event Booking & Live Events since October 2003, and for nine years before that, served as our SVP, Event Booking & Live Events.

Kevin Dunn has served as our EVP, Television Producer, since July 2003, and before that, served as our Executive Producer for 11 years.

Donna Goldsmith has served as our SVP, Consumer Products, since July 2000. Before that, Ms. Goldsmith was VP, Category Management, for the National Basketball Association for 10 years.

Edward L. Kaufman has served as our EVP, General Counsel and Secretary since July 2003. Before that, he served as our SVP and General Counsel from March 1998 to July 2003, and as our VP and General Counsel from January 1997 to March 1998. He became our company’s Secretary in May 2001.

Management

Shane B. McMahon has served as our EVP, Global Media, since July 2003, and before that, served as our President, Digital Media, since 1998. Prior to that, Mr. McMahon worked in our New York sales office and our television production studio. Mr. McMahon is the son of Vincent and Linda McMahon.

James W. Ross has served as our EVP, Business Strategies, since April 2004. From July 2003 to April 2004, Mr. Ross was our EVP, Talent Relations. Before that, Mr. Ross served as our SVP, Talent Relations, since 1997.

James A. Rothschild has served as SVP, North American Sales, since 1997. Mr. Rothschild has held senior positions with our company since 1994.

Kurt Schneider has served as our EVP, Marketing, since February 2003. Before that, Mr. Schneider served as CEO of Asimba, Inc. for two years, and for three years before that, he served as VP, Marketing, at Fox Sports Net.

Frank G. Serpe has served as our SVP, Finance & Chief Accounting Officer, since 1998. Mr. Serpe has held senior positions with our company since 1986.

Underwriting

The selling stockholder is offering the shares of our Class A common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. UBS Securities LLC and Natexis Bleichroeder Inc. are the representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number
Underwriters	of shares

UBS Securities LLC
Natexis Bleichroeder Inc.

Total	6,144,908

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

†	Receipt and acceptance of our common stock by the underwriters; and

†	The underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholder has granted the underwriters an option to buy up to an aggregate of 921,732 additional shares of our Class A common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions that the selling stockholder will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 921,736 shares.

	No exercise	Full exercise

Per Share
Total

We will not pay any of the expenses of this offering. We estimate that the total expenses of this offering payable by the selling stockholder, not including underwriting discounts and commissions, will be approximately $250,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers, directors, the selling stockholder and certain members of the McMahon family that hold our Class B common stock have entered into lock-up agreements with the underwriters. Under these agreements, we, the selling stockholder and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements. The 90-day lock up period may be extended for up to 37 additional days under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 90-day period.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “WWE.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

†	Stabilizing transactions;

†	Short sales;

†	Purchases to cover positions created by short sales;

†	Imposition of penalty bids; and

†	Syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange or otherwise.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania represented us and the selling stockholder in the offering. Weil, Gotshal & Manges LLP, New York, New York represented the underwriters in the offering.

WORLD WRESTLING ENTERTAINMENT, INC.

WORLD WRESTLING ENTERTAINMENT, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of World Wrestling Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of World Wrestling Entertainment, Inc. (the “Company”) as of April 30, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and of cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Wrestling Entertainment, Inc. as of April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standards No. 133 during the year ended April 30, 2002.

As discussed in Note 2, the accompanying consolidated financial statements have been restated.

/s/ Deloitte and Touche LLP

Stamford, Connecticut

June 13, 2003 (April 23, 2004 as to Note 2)

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars and shares in thousands, except per share data)

	Fiscal year ended April 30,

	2003	2002	2001
	(as restated,	(as restated,	(as restated,
	see Note 2)	see Note 2)	see Note 2)

Net revenues	$374,264	$409,622	$438,139
Cost of revenues	237,343	251,124	249,308
Selling, general and administrative expenses	99,349	103,191	98,141
Gain on sale of property	—	—	(1,249)
Depreciation and amortization	10,965	10,594	4,771

Operating income	26,607	44,713	87,168
Interest income	2,011	10,591	15,305
Interest expense	783	784	856
Other (loss) income, net	(897)	5,213	(638)

Income from continuing operations before income taxes	26,938	59,733	100,979
Provision for income taxes	10,836	22,020	37,501

Income from continuing operations	16,102	37,713	63,478

Discontinued operations:
Loss from XFL operations, net of taxes of $17,679 and minority interest	—	—	(31,293)
Estimated income (loss) on shutdown of the XFL, net of taxes of $2,917 and $5,265 for fiscal 2002 and 2001, respectively and minority interest	—	4,638	(15,617)

Income (loss) from discontinued operations—XFL	—	4,638	(46,910)

Loss from The World operations, net of taxes of $16,359, $3,006 and $999 for fiscal 2003, 2002 and 2001, respectively	(26,691)	(4,903)	(1,629)
Estimated loss on shutdown of The World, net of taxes of $3,257.	(8,866)	—	—

Loss from discontinued operations—The World	(35,557)	(4,903)	(1,629)

Loss from discontinued operations	(35,557)	(265)	(48,539)

Cumulative effect of change in accounting principle, net of taxes of $911.	—	1,487	—

Net (loss) income	$(19,455)	$38,935	$14,939

Earnings (loss) per common share—basic and diluted:
Continuing operations	$0.22	$0.51	$0.88
Discontinued operations	(0.50)	—	(0.67)
Cumulative effect of change in accounting principle	—	0.02	—

Net (loss) income	$(0.28)	$0.53	$0.21

Weighted average common shares outstanding:
Basic	70,622	72,862	72,025
Diluted	70,623	72,866	72,217

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	As of April 30,

	2003	2002
	(as restated,	(as restated,
	see Note 2)	see Note 2)

Assets
Current assets:
Cash and cash equivalents	$128,473	$86,396
Short-term investments	142,641	207,407
Accounts receivable (less allowance for doubtful accounts of $5,284 and $2,840 as of April 30, 2003 and 2002, respectively)	49,729	63,762
Inventory, net	839	1,451
Prepaid expenses and other current assets	18,443	15,760
Assets of discontinued operations	21,129	44,256

Total current assets	361,254	419,032
Property and equipment, net	59,325	59,214
Intangible assets, net	4,625	2,045
Other assets	7,447	10,715

Total assets	$432,651	$491,006

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$777	$601
Accounts payable	14,188	19,490
Accrued expenses and other liabilities	34,991	45,963
Deferred income	24,662	23,190
Liabilities of discontinued operations	11,554	7,368

Total current liabilities	86,172	96,612
Long-term debt	9,126	9,302
Commitments and contingencies
Stockholders’ equity:
Class A common stock: ($.01 par value; 180,000,000 shares authorized; 18,215,427 shares and 18,184,177 shares issued as of April 30, 2003 and 2002, respectively)	182	181
Class B common stock: ($.01 par value; 60,000,000 shares authorized; 54,780,207 shares issued as of April 30, 2003 and 2002)	548	548
Treasury stock (2,578,769 shares and 100,000 shares as of April 30, 2003 and 2002, respectively)	(30,569)	(1,139)
Additional paid-in capital	297,315	296,938
Accumulated other comprehensive income (loss)	243	(525)
Retained earnings	69,634	89,089

Total stockholders’ equity	337,353	385,092

Total liabilities and stockholders’ equity	$432,651	$491,006

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)
(dollars and shares in thousands)

						Accumulated
	Common Stock		Treasury Stock		Additional	Other
					Paid-in	Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Total

Balance, May 1, 2000	68,167	$682	—	$—	$222,535	$105	$35,215	$258,537
Comprehensive income:
Net income (as restated)	—	—	—	—	—	—	14,939	14,939
Translation adjustment	—	—	—	—	—	(175)	—	(175)
Unrealized holding loss net of tax	—	—	—	—	—	(527)	—	(527)

Total comprehensive income (as restated)								14,237
Issuance of common stock	4,615	46	—	—	59,954	—	—	60,000
Stock issuance costs	—	—	—	—	(534)	—	—	(534)
Non-cash stock issuance charge	—	—	—	—	10,673	—	—	10,673
Stock option charge	—	—	—	—	1,092	—	—	1,092
Exercise of stock options	150	1	—	—	2,549	—	—	2,550
Tax benefit from exercise of stock options	—	—	—	—	256	—	—	256

Balance, April 30, 2001 (as restated)	72,932	729	—	—	296,525	(597)	50,154	346,811
Comprehensive income:
Net income (as restated)	—	—	—	—	—	—	38,935	38,935
Translation adjustment	—	—	—	—	—	37	—	37
Unrealized holding gain, net of tax	—	—	—	—	—	35	—	35

Total comprehensive income (as restated)								39,007
Purchase of treasury stock	—	—	100	(1,139)	—	—	—	(1,139)
Exercise of stock options	32	—	—	—	413	—	—	413

Balance, April 30, 2002 (as restated)	72,964	729	100	(1,139)	296,938	(525)	89,089	385,092
Comprehensive loss:
Net loss (as restated)	—	—	—	—	—	—	(19,455)	(19,455)
Translation adjustment	—	—	—	—	—	322	—	322
Unrealized holding gain, net of tax	—	—	—	—	—	446	—	446

Total comprehensive loss (as restated)								(18,687)
Purchase of treasury stock	—	—	2,489	(29,554)	—	—	—	(29,554)
Proceeds from sale of treasury stock	—		(11)	124	(47)	—	—	77
Exercise of stock options	32	1	—	—	404	—	—	405
Tax benefit from exercise of stock options	—	—	—	—	20	—	—	20

Balance, April 30, 2003 (as restated)	72,996	$730	2,578	$(30,569)	$297,315	$243	$69,634	$337,353

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended April 30,

	2003	2002	2001
	(as restated,	(as restated,	(as restated,
	see Note 2)	see Note 2)	see Note 2)

OPERATING ACTIVITIES:
Net (loss) income	$(19,455)	$38,935	$14,939
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Loss from discontinued operations, net of tax	35,557	265	48,539
Gain on sale of property	—	—	(1,249)
Gain on sale of stock and revaluation of warrants, net	—	(5,287)	—
Cumulative effect of change in accounting principle, net of tax	—	(1,487)	—
Depreciation and amortization	10,965	10,594	4,771
Amortization of deferred income	(1,268)	(1,270)	(407)
Provision for doubtful accounts	3,697	900	1,239
Provision for inventory obsolescence	797	3,780	803
Stock option charges	—	—	760
Provision (benefit) for deferred income taxes	1,490	(3,455)	1,593
Changes in assets and liabilities:
Accounts receivable	10,334	7,388	(12,936)
Inventory	(185)	(1,086)	(2,196)
Prepaid expenses and other assets	(614)	5,689	(3,906)
Accounts payable	(5,302)	25	2,086
Accrued expenses and other liabilities	(10,724)	6,403	6,812
Deferred income	2,740	10,179	(454)

Net cash provided by continuing operations	28,032	71,573	60,394
Net cash used in discontinued operations	(6,894)	(18,587)	(85,403)

Net cash provided by (used in) operating activities	21,138	52,986	(25,009)

INVESTING ACTIVITIES:
Purchases of property and equipment	(10,593)	(12,499)	(21,554)
Asset acquisitions	(3,000)	—	(2,500)
Sale (purchase) of short-term investments, net	65,416	(13,070)	(87,794)
Net proceeds from the sale of investments	—	12,914	11,305

Net cash provided by (used in) continuing operations	51,823	(12,655)	(100,543)
Net cash used in discontinued operations	(2,134)	(5,179)	(39,273)

Net cash provided by (used in) investing operations	49,689	(17,834)	(139,816)

FINANCING ACTIVITIES:
Repayments of long-term debt	(601)	(556)	(959)
Proceeds from capital lease agreement	601	—	—
Common stock issued, including treasury stock reissued, net of stock issuance costs	77	—	59,466
Repurchase of Class A common stock	(29,554)	(1,139)	—
Proceeds from exercise of stock options	405	413	2,550

Net cash (used in) provided by continuing operations	(29,072)	(1,282)	61,057
Net cash provided by discontinued operations	322	8,100	46,415

Net cash (used in) provided by financing activities	(28,750)	6,818	107,472

Net increase (decrease) in cash and cash equivalents	42,077	41,970	(57,353)
Cash and cash equivalents, beginning of period	86,396	44,426	101,779

Cash and cash equivalents, end of period	$128,473	$86,396	$44,426

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for income taxes, net of refunds	$6,398	$7,741	$33,646
Cash paid during the period for interest	$783	$783	$856
SUPPLEMENTAL NON-CASH INFORMATION:
Receipt of warrants	—	—	$2,884

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

1.     Basis of presentation and business description

The accompanying consolidated financial statements include the accounts of World Wrestling Entertainment, Inc., and our wholly owned subsidiaries. In 2003, we closed the operations of our entertainment complex, The World. We recorded the results from operations of this business and the estimated shutdown cost as discontinued operations. In early May 2001, we discontinued operations of the XFL and accordingly, reported XFL operating results and estimated shutdown costs as discontinued operations.

All significant intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

We are an integrated media and entertainment company, principally engaged in the development, production and marketing of television programming and live events and the licensing and sale of branded consumer products featuring our World Wrestling Entertainment brand of entertainment. Our continuing operations are organized around two principal activities:

•	Live and televised entertainment, which consists of live event and television programming. Revenues consist principally of attendance at live events, sale of television advertising time and sponsorships, domestic and international television rights fees and pay-per-view buys.

•	Branded merchandise, which consists of licensing and direct sale of merchandise. Revenues include sales of consumer products through third party licensees and direct marketing and sales of merchandise, magazines and home videos.

Our discontinued operations consisted primarily of food and beverage and retail revenues generated from our entertainment complex and revenues from attendance at live events, sale of television advertising time and sales of consumer products from the XFL.

2.     Restatement

Subsequent to the issuance of our financial statements for the year ended April 30, 2003, we determined that certain changes should be made to the accounting related to the March 2001 acquisition of certain assets of World Championship Wrestling, Inc. (“WCW”) and that our financial statements should be restated to reflect such changes. Specifically, $1,655 capitalized as intangible assets during fiscal 2001 and $4,900 capitalized as intangible assets in fiscal 2002 have now been accounted for as selling, general and administrative expense during those periods. These costs arose from the termination of certain WCW license and related agreements assumed in the transaction. In addition, the $2,500 purchase price, which had been classified as an indefinite lived intangible asset and thus not amortized, is now being amortized over an estimated useful life of six years resulting in additional amortization expense of $35, $420 and $420 in fiscal 2001, 2002 and 2003, respectively.

There were no changes to revenues or cost of revenues as a result of this restatement.

We have also changed the presentation of certain other information in our financial statements as follows: (1) a $1,249 gain on sale of property during fiscal 2001 previously included in “interest income and other, net” has been reclassified as a component of operating income, (2) the cumulative effect of the change in accounting principle of $2,398 included in “interest income and other, net” in fiscal 2002 has been reclassified as a separate line, after “loss from discontinued operations” and before “net (loss) income” and presented net of tax, and (3) interest income and other, net has been reclassified as separate line items for each period presented, instead of being combined as a single line item as previously reported.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Additionally, certain disclosures previously omitted have been included in the Notes herein. The following is a summary of the information restated and included in the Notes that have been expanded and revised:

      Note 3, “Summary of Significant Accounting Policies— Derivatives” and Note 6, “Investments” include disclosure of revenue recorded related to warrants received and subsequent analysis and impairment of such warrants.

      Note 8, “Accrued Expenses and Other Liabilities” includes additional disclosure related to the components of accrued expenses and liabilities previously included in “Accrued other”.

      Note 12, “Stockholders’ Equity”, includes additional disclosure related to the Company’s controlling stockholder.

      Note 18, “Discontinued Operations” includes additional disclosure related to the major components of the shut-down costs in connection with closing our operations of The World and the XFL.

The effect of this restatement on previously reported amounts is summarized as follows:

	For the Year Ended		For the Year Ended		For the Year Ended
	April 30, 2003		April 30, 2002		April 30, 2001

	As		As		As
	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated

Consolidated Statements of Operations:
Selling, general and administrative expenses	$99,349	$99,349	$98,291	$103,191	$96,486	$98,141
Gain on sale of property	—	—	—	—	—	(1,249)
Depreciation and amortization	10,545	10,965	10,174	10,594	4,736	4,771
Operating income	27,027	26,607	50,033	44,713	87,609	87,168
Interest income and other, net	1,114	—	18,202	—	15,916	—
Interest income	—	2,011	—	10,591	—	15,305
Other (loss) income, net	—	(897)	—	5,213	—	(638)
Income from continuing operations before income taxes	27,358	26,938	67,451	59,733	102,669	100,979
Provision for income taxes	10,996	10,836	24,953	22,020	38,143	37,501
Income from continuing operations	16,362	16,102	42,498	37,713	64,526	63,478
Cumulative effect of change in accounting principle, net	—	—	—	1,487	—	—
Net (loss) income	$(19,195)	$(19,455)	$42,233	$38,935	$15,987	$14,939
Earnings (loss) per share— basic and diluted:
Continuing operations	$0.23	$0.22	$0.58	$0.51	$0.90	$0.88
Cumulative effect of change in accounting principle	$—	$—	$—	$0.02	$—	$—
Net (loss) income	$(0.27)	$(0.28)	$0.58	$0.53	$0.22	$0.21

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As of April 30, 2003		As of April 30, 2002

	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

Consolidated Balance Sheets:
Intangible assets, net	$12,055	$4,625	$9,055	$2,045
Other assets	4,623	7,447	8,051	10,715
Total assets	437,257	432,651	495,352	491,006
Retained earnings	74,240	69,634	93,435	89,089
Total stockholders’ equity	341,959	337,353	389,438	385,092
Total liabilities and stockholders’ equity	$437,257	$432,651	$495,352	$491,006

3.     Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Period — Our fiscal year ends on April 30 of each year. Unless otherwise noted, all references to years relate to fiscal years, not calendar years and refer to the fiscal period by using the year in which the fiscal period ends. Our fiscal quarters are thirteen-week periods that end on the thirteenth Friday in the quarter, with the exception of our fourth quarter, which always ends on April 30.

Cash and Cash Equivalents — Cash and cash equivalents include cash on deposit in overnight deposit accounts and investments in money market accounts.

Short-term Investments — We classify all of our short-term investments as available-for-sale securities. Such short-term investments consist primarily of United States government and federal agencies securities, corporate commercial paper, corporate bonds, mutual funds and mortgage-backed securities, all of which are stated at market value, with unrealized gains and losses on such securities reflected, net of tax, as other comprehensive income (loss) in stockholders’ equity. Realized gains and losses on short-term investments are included in earnings and are derived using the specific identification method for determining the cost of securities sold. As of April 30, 2003, the fair value of our short-term investments were approximately $148 greater than cost and as of April 30, 2002, the fair value was $518 lower than cost. We recorded unrealized income (losses) of $446, net of taxes, and $(163), net of taxes, for 2003 and 2002, respectively, which was included in accumulated other comprehensive income (loss). It is our intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

Accounts Receivable — Accounts receivable relate principally to amounts due to us from pay-per-view providers and television networks for pay-per-view presentations and television programming, respectively and balances due from the sale of television advertising, home video and magazines. Our receivables represent a significant portion of our current assets. We are required to estimate the collectibility of our receivables and to establish allowances for the amount of receivables that we estimate to be uncollectible. We base these allowances on our historical collection experience, the length of time our receivables are outstanding and the financial condition of individual customers.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Inventory — Inventory consists of merchandise sold on a direct sales basis, and videotapes and DVDs, which are sold through wholesale distributors and retailers. Substantially all of our inventory is comprised of finished goods. Inventory is stated at the lower of cost (first-in, first-out basis) or market. The valuation of our inventories requires management to make market estimates assessing the quantities and the prices at which we believe the inventory can be sold.

Property and Equipment — Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Vehicles and equipment are depreciated based on estimated useful lives varying from three to five years. Buildings and related improvements are amortized over the lesser of the remaining useful life of the buildings or the anticipated life of improvements.

Leased Property Under Capital Leases — Property under capital leases is amortized over the shorter of the lives of the respective leases or the estimated useful lives of the assets.

Valuation of Long-Lived Assets — In May 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with SFAS No. 144, we periodically evaluate the carrying value of long-lived assets when events and circumstances warrant such a review. During 2003, the economic conditions surrounding our entertainment complex in New York City, The World, and its continued weak operating results indicated potential impairment. In accordance with the prescribed accounting, an impairment test was performed which ultimately resulted in a non-cash pre-tax impairment charge of $30,392 that was recorded in fiscal 2003 and reflected in discontinued operations.

Income Taxes — We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Our deferred provision was determined under the asset and liability method. Under this method, deferred assets and liabilities are recognized based on differences between financial statement and income tax basis of assets and liabilities using presently enacted tax rates. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider estimated future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances.

Revenue Recognition — Revenues are generally recognized when products are shipped or as services are performed. However, due to the nature of several of our business lines, there are additional steps in the revenue recognition process, as described below.

•	Pay-per-view programming:

Revenues from our pay-per-view programming are recorded when the event is aired and are based upon our initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from our pay-per-view distributors. Final reconciliation of the pay-per-view buys generally occurs within one year and any subsequent adjustments to the buys are recognized on a cash basis.

•	Television advertising:

Revenues from the sale of television advertising are recorded when the commercial airs within our programming and are based upon contractual amounts previously established with our advertisers. These contractual amounts are typically based on the advertisement reaching a desired number of viewers. If an ad does not reach the desired number of viewers, we record an estimated reserve to reflect rebates or future free advertising due to advertisers, based on the difference between the intended delivery (as contracted) and actual delivery of audiences.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

•	Licensing:

Licensing revenues are recognized upon receipt of notice by the individual licensees as to license fees due. If we receive licensing advances, such payments are deferred and recognized as income on an as earned basis.

•	Home Video:

Revenues from the sales of home video titles are recorded when shipped by our distributor to wholesalers/ retailers, net of an allowance for estimated returns. The allowance for estimated returns is based on historical information and current industry trends.

•	Magazine publishing:

Publishing newsstand revenues are recorded when shipped by our distributor to wholesalers/retailers, net of an allowance for estimated returns. We estimate the allowance for newsstand returns based upon our review of historical returns rates and the expected performance of our current titles in relation to prior issue return rates.

Advertising Expense — Advertising costs are expensed as incurred, except for costs related to the development of a major commercial or media campaign which are expensed in the period in which the commercial or campaign is first presented.

Foreign Currency Translation — For translation of the financial statements of our Canadian and United Kingdom subsidiaries, we have determined that the Canadian Dollar and the U.K. Pound are the functional currencies. Assets and liabilities are translated at the year-end exchange rate, and income statement accounts are translated at average exchange rates for the year. The resulting translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. Foreign currency transactions are recorded at the exchange rate prevailing at the transaction date.

Stock-Based Compensation — We account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (“APB”) No 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under this method, no compensation expense is recognized when the number of shares granted is known and the exercise price of the stock option is equal to or greater than the market price of our stock on the grant date. We follow the disclosure-only provisions of SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure”, and SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS Nos. 148 and 123 encourage, but do not require, companies to adopt a fair value based method for determining expense related to stock-based compensation (See Note 12).

The fair value of options granted to employees, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	April 30,

	2003	2002	2001

Expected life of option	3 years	3 years	3 years
Risk-free interest rate	2.5%	3.4%	4.5%
Expected volatility of our common stock	38%	67%	71%

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	2003	2002	2001

Weighted average fair value per share of each option granted to employees	$3.73	$6.48	$7.21
Total number of options granted to employees	1,219,000	5,000	1,481,200
Total fair value of all options granted to employees	$4,548	$32	$10,677

Had compensation expense for our stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, our income from continuing operations and basic and diluted earnings from continuing operations per common share for 2003, 2002 and 2001 would have been impacted as shown in the following table:

	Year Ended April 30,

	2003	2002	2001

Reported income from continuing operations	$16,102	$37,713	$63,478
Pro forma income from continuing operations	$12,500	$32,320	$55,390
Reported basic and diluted earnings from continuing operations per common share	$0.22	$0.51	$0.88
Pro forma basic and diluted earnings from continuing operations per common share	$0.18	$0.44	$0.77

In accordance with SFAS No. 123, the weighted average fair value of stock options granted to employees was based on a theoretical statistical model using assumptions. In actuality, because our stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in market price of our common stock. Such an increase in stock price would benefit all stockholders commensurately.

Derivative Instruments — We hold warrants received from certain publicly traded companies with whom we have licensing or distribution agreements. Warrants received from our licensees and a television programming distributor were initially recorded at their estimated fair value on the date of grant using the Black-Scholes option pricing model. That corresponding amount is recorded as deferred revenue and is amortized into operating income over the life of the related agreements using straight-line amortization. For the fiscal years ended April 30, 2003, 2002 and 2001, we recorded revenues of $1,268, $1,270 and $407, respectively, related to the amortization of deferred revenue resulting from the receipt of such warrants. We do not utilize derivative instruments for speculative purposes or to hedge our exposure to interest rate or foreign currency risks. Upon adoption of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” we recognized $1,487, net of tax, as a cumulative effect of change in accounting principle in fiscal 2002, as a result of adjusting warrants to their estimated fair value.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Goodwill & Other Intangible Assets — In July 2001, SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” were released. We elected to early adopt SFAS No. 142 as of May 1, 2001. As required by SFAS No. 142, we performed an impairment test on intangible assets as of the adoption date and on goodwill within six months from the date of adoption. We completed this transitional impairment test and deemed that no impairment loss existed. During 2003, the economic conditions surrounding The World, and its continued weak operating results indicated potential impairment of the site’s long-lived assets and goodwill. As a result of the indicated impairment, a valuation was performed on the site and ultimately resulted in the recording of a write-down of the long-lived assets and our goodwill related to the purchase of the site. The write-down of the goodwill resulted in a non-cash pre-tax impairment charge of $2,533 during the third quarter of fiscal 2003. Upon shut-down of The World in the fourth quarter of fiscal 2003, this amount was reclassified to loss from discontinued operations. As of April 30, 2003 and 2002, we had finite lived intangible assets with a net book value of $4,625 and $2,045, respectively. Of our $4,625 of intangible assets, $3,000 relates to an acquired film library which is amortized over three years and $1,625 relates to trademarks and trade names which are amortized over six years. Our intangible assets are being amortized over their estimated useful lives based on the period the assets are expected to contribute to our cash flows. We perform impairment tests annually and whenever events or circumstances indicate that intangible assets might be impaired.

Discontinued Operations — In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. In February 2003, we closed the restaurant operations at The World and in April 2003, we closed the retail operations at the facility. Total costs related to the shut down of these operations are estimated to be $8,866, net of applicable tax benefits of $3,257 and were recorded as discontinued operations in fiscal 2003, in accordance with SFAS No. 146.

Prior to the adoption of SFAS No. 146, we accounted for our discontinued XFL operations in accordance with Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Total income or loss related to our discontinued XFL operations net of taxes were $4,638 and ($46,910) for the years ended April 30, 2002 and 2001, respectively.

Recent Accounting Pronouncements — In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections.” This Statement amends existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement became effective for us on May 1, 2003 and does not have a material impact on our operating results or financial position.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002 and did not have a material impact on our consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires us to consolidate a variable interest entity if we are subjected to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. We currently lease a corporate jet, which is not held in a variable interest entity, and accordingly, is accounted for as an operating lease. We do not currently have any interests in variable interest entities and, accordingly do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus is not expected to have a material impact on our consolidated financial statements.

In November 2001, the EITF reached a consensus on Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. This consensus addresses income statement characterization issues and recognition and measurement issues relating to consideration given by a vendor to a customer. As a result of this pronouncement, we reclassified $1,697, $1,303 and $1,347 in fiscal 2003, 2002 and 2001, respectively, of discounts previously classified as expenses to the prescribed accounting as a reduction of revenue.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It is effective for us in the second quarter of 2004, but, because we have no instruments falling under the provisions of SFAS No. 150, it will not have an impact on our consolidated financial statements.

4.     Earnings Per Share

For purposes of calculating basic and diluted earnings per share, we used the following weighted average common shares outstanding:

	Year Ended April 30,

	2003	2002	2001

Weighted average common shares outstanding:
Basic	70,621,898	72,861,797	72,025,222
Diluted	70,623,129	72,865,624	72,216,870
Dilutive effect of outstanding options	1,231	3,827	191,648
Anti-dilutive outstanding options	6,869,450	5,306,750	5,454,500

5.     Intangible Assets

In March 2003, we acquired a film library and certain other assets for $3,000 from an unaffiliated professional wrestling organization. We have classified these costs as intangible assets and will amortize them over the expected period of, and in proportion to, the expected revenues to be derived from this film library. In March 2001, we acquired substantially all of the intellectual property and certain other assets of WCW, including trademarks, trade names, their film library and other intangible assets for $2,500. The purchase price of these assets was assigned to the trademarks and trade names.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As of April 30, 2003

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Film library	$3,000	$—	$3,000
Trademarks and trade names	2,500	(875)	1,625

	$5,500	$(875)	$4,625

As of April 30, 2002

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Trademarks and trade names	$2,500	$(455)	$2,045

Amortization expense recorded for the years ended April 30, 2003, 2002 and 2001 was $420, $420 and $35, respectively.

The following table represents the estimated amortization expense:

For the year ended April 30, 2004	$1,420
For the year ended April 30, 2005	1,420
For the year ended April 30, 2006	1,420
For the year ended April 30, 2007	365

Total	$4,625

6.     Investments

Short-term investments consisted of the following:

	April 30, 2003

		Unrealized
	Cost	Holding Gain	Fair Value

Government obligations	$63,755	$—	$63,755
Mutual funds	40,027	148	40,175
Corporate obligations and other	38,711	—	38,711

Total	$142,493	$148	$142,641

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	April 30, 2002

		Unrealized
	Cost	Holding Loss	Fair Value

Government obligations	$26,725	$—	$26,725
Corporate obligations and other(2)	129,763	(518)	129,245
Mortgage backed securities	51,437	—	51,437

Total	$207,925	$(518)	$207,407

(2)	In fiscal 2003, we recorded to other income, an impairment charge of approximately $613 related to certain stock we held.

In addition to the short-term investments included above, we received warrants from three publicly traded companies with whom we had licensing agreements. The estimated fair value of the warrants on the date of receipt aggregated approximately $2,353, and was included in other assets in fiscal 2001. In connection with the adoption of SFAS No. 133 in fiscal 2002, we recorded a cumulative effect adjustment of $1,487, net of taxes, as a result of adjusting these warrants to their fair values. Subsequent to the adoption of SFAS No. 133, during fiscal 2002 we recorded a $1,414 increase to other (loss) income based on the revaluation of these warrants. The warrants received from two of these publicly traded companies were then exercised and the related stock was sold in fiscal 2002, generating a net gain of $6,757. The carrying amount of the outstanding warrants for the third publicly traded company was $7 as of both April 30, 2003 and 2002, and was included in other assets.

We also received warrants during fiscal 2001 from a publicly traded company with whom we had a television programming distribution agreement. The estimated fair value of these warrants on the date of receipt was approximately $2,884, and was included in other assets. These warrants were treated in a different manner due to the volume of stock that we could acquire under the warrants, if exercised, as compared to the total shares of common stock outstanding of this company. This prevented us from being able to readily convert the warrant to cash and accordingly the warrants were not considered derivatives. Therefore, any fair value adjustments were recorded through equity as a component of other comprehensive income. By the third quarter of fiscal 2002, it became clear that the continuing decline in the market value of the common stock of this company would not reverse. This, coupled with the shortened window to exercise, caused management to make a determination that these warrants were other-than-temporarily impaired and, accordingly, we wrote the balance down to zero, resulting in a charge of $2,884, which was included in other (loss) income. These warrants expired unexercised in February, 2003.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.     Property and Equipment

Property and equipment consisted of the following:

	April 30,

	2003	2002

Land, buildings and improvements	$51,051	$51,905
Equipment	40,332	37,408
Vehicles	639	769
Property under capital lease	1,515	—

	93,537	90,082
Less accumulated depreciation and amortization	34,212	30,868

Total	$59,325	$59,214

In fiscal 2001 we sold a facility and received net proceeds of $11,305 and recognized a gain of $1,249.

8.     Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	April 30,

	2003	2002

Accrued pay-per-view event costs	$5,580	$6,047
Accrued settlement offer	3,750	—
Accrued income taxes	5,173	6,224
Accrued talent royalties	759	2,094
Accrued payroll related costs	2,359	2,116
Accrued television costs	3,364	13,076
Accrued legal & professional fees	2,430	1,886
Accrued home video production and distribution	1,462	2,555
Accrued publishing print and distribution	1,140	1,405
Accrued other	8,974	10,560

Total	$34,991	$45,963

9.     Debt

Debt as of April 30, 2003 and 2002 consisted of the following:

	April 30

	2003	2002

Mortgage loan agreement	$9,302	$9,903
Obligation under capital lease	601	—

	9,903	9,903
Less current portion	777	601

Long-term debt	$9,126	$9,302

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In 1997, we entered into a mortgage loan agreement under which we borrowed $12,000 at an annual interest rate of 7.6%. Principal and interest are to be paid in 180 monthly installments of approximately $112. The loan is collateralized by our executive offices and television studio in Stamford, Connecticut.

Interest expense for this loan was $783, $784 and $856 for 2003, 2002 and 2001, respectively.

In July 2002, we entered into a capital lease arrangement related to certain computer equipment. The net carrying amount of our capitalized lease equipment is $822 as of April 30, 2003. The lease bears an effective interest rate of 6.5% and expires in June, 2007.

As of April 30, 2003, the scheduled principal repayments under our debt obligations were as follows:

For the year ended April 30, 2004	$777
For the year ended April 30, 2005	839
For the year ended April 30, 2006	904
For the year ended April 30, 2007	974
For the year ended April 30, 2008	908
Thereafter	5,501

Total	$9,903

10.     Income Taxes

For 2003, 2002 and 2001, we were taxed on our income from continuing operations at an effective tax rate of 40.2%, 36.9% and 37.1%, respectively. Our income tax provision related to our income from continuing operations for fiscal 2003, 2002 and 2001 was $10,836, $22,020, and $37,501, respectively, and included federal, state and foreign taxes.

The components of our tax provision from continuing operations were as follows:

	Year ended April 30,

	2003	2002	2001

Current:
Federal	$5,990	$21,456	$32,446
State and local	1,057	3,129	3,062
Foreign	2,299	1,801	400
Deferred:
Federal	1,290	(3,802)	1,397
State and local	182	(580)	193
Foreign	18	16	3

Total	$10,836	$22,020	$37,501

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The income tax provision allocated to continuing operations, discontinued operations and cumulative effect of change in accounting principle were as follows:

	Year ended April 30,

	2003	2002	2001

Provision for income taxes-continuing operations	$10,836	$22,020	$37,501
Benefit for income taxes-discontinued operations	(19,616)	(5,923)	(23,943)
Provision for income taxes- cumulative effect of change in accounting principle	—	911	—

Total allocated (benefit) provision for income taxes	$(8,780)	$17,008	$13,558

The following sets forth the difference between the provision for income taxes from continuing operations computed at the U.S. federal statutory income tax rate of 35% and that reported for financial statement purposes:

	Year ended April 30,

	2003	2002	2001

Statutory U.S. federal tax at 35%	$9,428	$20,907	$35,343
State and local taxes, net of federal benefit	(545)	1,792	3,029
Foreign	112	136	140
Valuation allowance	2,025	—	—
Other	(184)	(815)	(1,011)

Provision for income taxes	$10,836	$22,020	$37,501

The state tax benefit for 2003 is comprised of state and local taxes, net of federal benefits, reduced by the reversal of a tax reserve established in prior years. The tax reserve is no longer necessary due to the conclusion of various state examinations.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities of continuing operations consisted of the following:

	April 30,

	2003	2002

Deferred tax assets:
Accounts receivable	$2,759	$1,110
Inventories	464	1,093
Prepaid royalties	3,479	3,217
Stock options	4,286	4,993
Investments	3,736	2,625
Intangible assets	3,609	3,521
Accrued liabilities and reserves	4,516	2,994
Foreign	47	65

	22,896	19,618
Valuation allowance	(2,437)	(412)

	20,459	19,206
Deferred tax liabilities:
Fixed assets and depreciation	4,465	1,307
Prepaid royalties	—	490

	4,465	1,797

Total, net	$15,994	$17,409

The temporary differences described above represent differences between the tax basis of assets or liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. As of April 30, 2003 and 2002, $11,194 and $9,543, respectively, of the net deferred tax assets are included in prepaid expenses and other current assets and the remaining $4,800 and $7,866, respectively, are included in other non-current assets in our consolidated balance sheets.

As of April 30, 2003, and April 30, 2002 we had valuation allowances of $2,437 and $412, respectively to reduce our deferred tax assets to an amount more likely than not to be recovered. The valuation allowances primarily relate to the deferred tax assets arising from losses on investments which are capital in nature for which the realization is uncertain. A majority of these capital loss carry forwards expire in 2008.

U.S. Federal income taxes have not been provided on unremitted earnings of our foreign subsidiary, because our intent is to keep such earnings indefinitely reinvested in the foreign subsidiary’s operations.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

11.     Commitments and Contingencies

We have certain commitments, including various non-cancelable operating leases, performance contracts with various performers, employment agreements with certain executive officers, advertising commitments and agreements with Viacom and United Paramount Network (“UPN”) which guarantee a minimum payment for advertising during their terms. Our current agreement with UPN expires in September 2003 at which time we will no longer sell advertising time on the television shows aired on UPN. Commencing in October 2003, under the terms of our new agreement with UPN, we will receive a rights fee for our programming. The impact of this change on our consolidated financial statements will be a reduction in advertising revenues which will be offset by an increase in domestic television rights fees and the elimination of the participation costs to UPN.

In addition, we have a lease agreement for a 1998 Canadair Challenger 604 airplane. The term of this aircraft lease is for twelve years ending on October 30, 2012. The monthly lease payment for this aircraft lease is determined by a floating rate, which is based upon 30-day commercial paper rate as stated by the Federal Reserve plus 1.95%. Total principal payments under this lease are $22,500. As of April 30, 2003, our outstanding principal balance was $20,369.

Future minimum payments as of April 30, 2003 under the agreements described above were as follows:

	Operating
	Lease	Other
	Commitments	Commitments	Total

For the year ended April 30, 2004	$2,963	$47,241	$50,204
For the year ended April 30, 2005	2,338	24,362	26,700
For the year ended April 30, 2006	2,268	10,279	12,547
For the year ended April 30, 2007	2,140	2,544	4,684
For the year ended April 30, 2008	2,075	169	2,244
Thereafter	6,608	—	6,608

Total	$18,392	$84,595	$102,987

Rent expense under operating leases from continuing operations was approximately $2,402, $2,228 and $1,546 for 2003, 2002 and 2001, respectively.

In addition, we have an operating lease for space in New York City that is currently unoccupied which was related to our former entertainment complex, The World. We are currently seeking a sub-tenant. The total payments remaining on the lease is approximately $46,000 as of April 30, 2003. However, in accordance with SFAS No. 146, we have reduced this accrual by our current estimate for sub-tenant rental income of approximately 75% of the remaining payments on the lease (see Note 18).

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Legal Proceedings

World Wide Fund for Nature

In April 2000, the World Wide Fund for Nature and its American affiliate, the World Wildlife Fund (collectively, the “Fund”) instituted legal proceedings against us in the English High Court seeking injunctive relief and unspecified damages for alleged breaches of a 1994 agreement between the Fund and us regarding the use of the initials “wwf” including: (i) the wwf.com and wwfshopzone.com internet domain names and in the contents of various of our websites, and (ii) our “scratch” letter logo. On August 10, 2001, the trial judge granted the Fund’s motion for summary judgment, holding that we breached the parties’ agreement by using the “wwf” website addresses and scratch logo. That ruling subsequently was upheld by the English Court of Appeals. Since November 10, 2002, we have been subject to an injunction barring us, either on our own or through our officers, servants, agents, subsidiaries, licensees or sub licensees, our television or other affiliates or otherwise, of most uses of the initials “wwf,” including in connection with the “wwf” website addresses and the use of the scratch logo.

In compliance with the injunction, we have taken the following significant steps, many of which go beyond the literal requirements of the injunction: (1) changed our name to “World Wrestling Entertainment, Inc.”; (2) switched our initials to “WWE”; (3) revised our logo to be a scratch “WW”; (4) incorporated these changes into, among other things, our television and pay-per-view shows, promotional materials, advertising campaigns, statutory filings with federal and state agencies, and corporate stationery and corporate facilities; (5) advised our licensees and business partners of the terms of the injunction; and (6) directed our licensees and business partners to refrain from using the initials “wwf” in any manner which, if done by us, would be a breach of any of the prohibitions of the injunction. However, the elimination of certain historical uses of the scratch logo, including, specifically, WWE’s archival video footage containing the scratch logo during the period 1998-May 2002 and the scratch logo embedded in programming code of WWE-licensed video games created during the period 1999-2001 is, as a practical matter, not possible. On an application for relief by our videogame licensee, THQ/ Jakks Pacific LLC (“THQ/ Jakks”), the English Court of Appeals ruled that THQ/ Jakks’ marketing and sale of games with embedded references to the initials “wwf” is not a breach of the injunction and would not constitute a contempt of court by either THQ/ Jakks or us.

The Fund also has pending before the trial court a damages claim associated with the Company’s use of the initials “wwf.” Although the Fund has never submitted a formal claim of damages to the court, the Fund has claimed in correspondence that at least $360 million would be required to fund a multi-year media advertising campaign to remedy the Fund’s alleged loss of recognition/exclusivity as a result of our use of the initials “wwf.” In that correspondence, the Fund, through its Legal Advisor, demanded a payment of $90 million prior to the injunction compliance date to settle its alleged damages claims and resolve all remaining issues. We vigorously rejected the Fund’s demand and contend that the Fund’s tactics were a bad faith attempt to coerce us into an unwarranted cash payment of $90 million. Indeed, despite repeated inquiries by us, the Fund has never provided us with any documentation or support for any alleged damage claims, nor has the Fund come forward with any evidence throughout the entire litigation that it suffered any actual injury to its fundraising and/or environmental conservation activities as a result of our conduct. We strongly dispute that the Fund has suffered any such damages. We cannot quantify the potential impact that an unfavorable outcome of the Fund’s damage claim could have on our financial condition, results of operations or liquidity, if such a claim ever were to be presented, but based solely on the Fund’s unsubstantiated informal assertions, it could be material.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Shenker & Associates

On November 14, 2000, Stanley Shenker & Associates, Inc. filed a complaint against us in Superior Court, Judicial District of Stamford/ Norwalk, Connecticut, relating to the termination of an Agency Agreement between us and Plaintiff. Plaintiff seeks compensatory damages and punitive damages in an unspecified amount, attorneys’ fees, an accounting and a declaratory judgment. On December 15, 2000, we filed a motion to strike all the claims against us, with the exception of one count for breach of contract. The motion was granted as to two claims. On March 27, 2001, the Plaintiff filed a substituted complaint reasserting all counts against us. On April 11, 2001, we answered the substitute complaint. On February 27, 2002, we filed amended counterclaims and on June 19, 2002, we filed second amended counterclaims alleging tortuous interference with business relations, conversion, fraud and conspiracy in connection with the Plaintiff’s solicitation and receipt of improper payments from various of our licensees. On February 14, 2003, we filed a complaint against one of our former officers, and certain entities related to him, claiming such officer participated with Shenker in an alleged scheme to advance certain licenses in exchange for payments to the officer. That suit has been consolidated with the suit pending against us. Discovery in the consolidated cases has been extended through September 2003. We have denied liability and intend to defend the action vigorously. An unfavorable outcome of this suit may have a material adverse effect on our financial condition or results of operations.

Marvel Enterprises

On October 19, 2001, we were served with a complaint by Marvel Enterprises, Inc. in the Superior Court of Fulton County, Georgia alleging that we breached the terms of a license agreement regarding the rights to manufacture and distribute toy action figures of various wrestling characters. The plaintiff seeks damages and a declaration that the agreement is in force and effect. We filed our Answer on November 19, 2001. The Complaint also named as a defendant Universal Wrestling Corp. (“Universal, Inc.”), formerly known as World Championship Wrestling, Inc. Due to a conflict between Universal, Inc. and plaintiff’s counsel, by agreement of the parties Universal, Inc. was dismissed from the suit. On December 28, 2001, the plaintiff commenced a separate action against Universal, Inc., filed in the same court as a related action to the suit pending against us. We are defending Universal, Inc. in connection with these claims. The two suits have been consolidated for discovery and trial. On December 14, 2001, we filed a motion to dismiss all claims against us. That motion was denied on March 14, 2002. On May 15, 2003 we filed a motion for summary judgment on all claims. Universal similarly filed a motion for summary judgment on all claims against us. Oral argument in respect of both motions for summary judgment have been scheduled for July 25, 2003. We have denied liability and intend to defend the action vigorously. An unfavorable outcome of this suit may have a material adverse effect on our financial condition or results of operations.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

IPO Class Action

On December 5, 2001, a purported class action Complaint was filed against us asserting claims for alleged violations of the federal securities laws. Also named as defendants in this suit were Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Credit Suisse First Boston Corporation, WIT Capital Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Chase H&Q (Hambrecht & Quist LLC) (collectively, the “Underwriter Defendants”), Vincent K. McMahon, Linda E. McMahon and August J. Liguori (collectively, the “Individual Defendants”). The complaint alleges, inter alia, (i) claims under Section 11 of the Securities Act against all defendants, (ii) claims under Section 12(2) of the Securities Act against the Underwriter Defendants, (iii) claims under Section 15 of the Securities Act against us and the Individual Defendants, (iv) claims under Section 10(b) of the Exchange Act and Rule 10(b)(5) against all defendants, and (v) claims under Section 20(a) of the Exchange Act against the Individual Defendants. According to the allegations of the Complaint, the Underwriter Defendants allegedly engaged in manipulative practices by, inter alia, pre-selling allotments of shares of our stock in return for undisclosed, excessive commissions from the purchasers and/or entering into after-market tie-in arrangements which allegedly artificially inflated our stock price. The plaintiff further alleges that we knew or should have known of such unlawful practices. As relief, the Complaint seeks (i) a ruling that the suit is properly maintainable as a class action, (ii) unspecified class damages and statutory compensation against all defendants, jointly and severally, (iii) an award of attorneys’ fees and costs, and (iv) such other relief as the court deems proper. We deny all allegations against us, believe that we have meritorious defenses on plaintiffs’ claims, and intend to defend this action vigorously. We understand that nearly 1,000 suits with similar claims and/or allegations have been filed over the past couple of years against companies which have gone public in that general time period. All of these claims have been consolidated before the same judge in the United States District Court for the Southern District of New York. We were part of a motion to dismiss filed on behalf of all issuers on July 15, 2002. On February 19, 2003, the court issued its ruling granting in part and denying in part the issuers’ motion. Specifically, the court granted the motion dismissing the Section 10(b) claims against us and denied the motion as to Section 11 claims against us. A settlement between the class plaintiffs and the issuer defendants, including WWE and the Individual Defendants, currently is being contemplated. Although we cannot predict the likelihood of such settlement being reached on the terms currently being contemplated, if it were, we anticipate that it would not have a material adverse effect on us.

We are not currently a party to any other material legal proceedings. However, we are involved in several other suits and claims in the ordinary course of business, and we may from time to time become a party to other legal proceedings. The ultimate outcome of these other matters is not expected to have a material adverse effect on our financial condition or results of operations.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

12.     Stockholders’ Equity

On October 15, 1999, we filed an amended and restated certificate of incorporation which, among other things, authorized 60,000,000 shares of new Class B common stock, par value $.01 per share, reclassified each outstanding share of World Wrestling Entertainment, Inc. common stock into 566,670 shares of Class B common stock, authorized 180,000,000 shares of new Class A common stock, par value $.01 per share, and authorized 20,000,000 shares of preferred stock, par value $.01 per share. Class B common stock is fully convertible into Class A common stock, on a one for one basis, at any time at the option of the holder. The two classes are entitled to equal per share dividends and distributions and vote together as a class with each share of Class B entitled to ten votes and each share of Class A entitled to one vote, except when separate class voting is required by applicable law. If, at any time, any shares of Class B common stock are beneficially owned by any person other than Vincent McMahon, Linda McMahon, any descendant of either of them, any entity which is wholly owned and is controlled by any combination of such persons or any trust, all the beneficiaries of which are any combination of such persons, each of those shares will automatically convert into shares of Class A common stock. Through his beneficial ownership of a substantial majority of our Class B common stock, our controlling stockholder, Mr. Vincent McMahon, can effectively exercise control over our affairs, and his interests could conflict with the holders of our Class A common stock.

In July 2002, our Board of Directors approved an employee stock purchase plan, the World Wrestling Entertainment 2002 Employee Stock Purchase Plan (the “ESPP”). Under the plan, any regular full-time employee may contribute up to 10% of their base compensation (subject to certain income limits) to the semi-annual purchase of shares of our common stock. The purchase price is 85% of the fair market value at certain plan-defined dates. At April 30, 2003, approximately 35 employees were participants in the plan. In fiscal 2003, employee participants purchased approximately 11,600 shares of our common stock under the plan at a price of $7.07 per share.

In July 1999, we adopted the 1999 Long-Term Incentive Plan (“LTIP”). The LTIP provides for grants of options as incentives and rewards to encourage employees, directors, consultants and performers in our long-term success. The LTIP provides for grants of options to purchase shares at a purchase price equal to the fair market value on the date of the grant. The options expire 10 years after the date of the grant and are generally exercisable in installments beginning one year from the date of the grant. The LTIP also provides for the grant of other forms of equity-based incentive awards as determined by the Compensation Committee of the Board of Directors. Of our total options outstanding, 1,172,000 were granted to independent contractors consisting primarily of our performers. With respect to the options granted to independent contractors, we recorded a charge of $1,092 (of which, $332 was included in discontinued operations) for 2001. The options granted to employees have been accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

Presented below is a summary of the LTIP’s activity for the three years ended April 30, 2003.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

		Weighted
		Average
	Options	Exercise Price

Options outstanding at May 1, 2000	5,348,500	$17.00
Options granted	1,666,200	$14.42
Options canceled	(194,000)	$17.00
Options exercised	(150,000)	$17.00

Options outstanding at April 30, 2001	6,670,700	$16.36
Options granted	5,000	$13.82
Options canceled	(390,100)	$16.20
Options exercised	(32,000)	$12.94

Options outstanding at April 30, 2002	6,253,600	$16.40
Options granted	1,219,000	$13.02
Options canceled	(476,900)	$15.44
Options exercised	(31,250)	$12.94

Options outstanding at April 30, 2003	6,964,450	$15.89

Options available for future grants at April 30, 2003	2,822,350

The number of options exercisable as of April 30, 2003, 2002 and 2001 was 5,021,600, 3,618,735 and 1,832,743, respectively. The following table summarizes information for options outstanding and exercisable as of April 30, 2003:

		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$7.66 - $21.00	6,964,450	7.1 years	$15.89	5,021,600	$16.74

13.     Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering substantially all employees. Under this plan, participants are allowed to make contributions based on a percentage of their salaries, subject to a statutorily prescribed annual limit. We make matching contributions of 50 percent of each participant’s contributions, up to 6% of eligible compensation (maximum 3% matching contribution). We may also make additional discretionary contributions to the 401(k) plan. Our expense for matching contributions and additional discretionary contributions to the 401(k) plan was $840, $865, and $635 during 2003, 2002 and 2001, respectively.

14.     Related Party Transactions

A member of our Board of Directors also was an independent contractor engaged by us to perform television syndication services during 2003, 2002 and 2001. In 2003 this director received $280 and in 2002 and 2001 this director received $60 for his services as an independent contractor.

In June 2003, we purchased approximately 2.0 million shares of our common stock from Viacom, Inc. for approximately $19,246, which was a slight discount to the then market value of our common stock. This transaction did not affect other aspects of our business relationship with Viacom.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

15.     Segment Information

Our continuing operations are conducted within two reportable segments, live and televised entertainment and branded merchandise. Our live and televised entertainment segment consists of live events and television programming. Our branded merchandise segment includes consumer products sold through third party licensees and the marketing and sale of merchandise, magazines and home videos. The results of operations for The World and for the XFL are not included in the segment reporting as they are classified separately as discontinued operations in our consolidated financial statements (See Note 18). We do not allocate corporate overhead to each of the segments and as a result, corporate overhead is a reconciling item in the table below. There are no intersegment revenues. Revenues derived from sales outside of North America were approximately $51,840, $38,459 and $28,941 for 2003, 2002 and 2001, respectively. The table presents information about the financial results of each segment for 2003, 2002 and 2001 and assets as of April 30, 2003 and 2002. Unallocated assets consist primarily of cash, short-term investments and real property and other investments.

	April 30,

	2003	2002	2001

Net revenues:
Live and televised entertainment	$295,432	$323,458	$335,668
Branded merchandise	78,832	86,164	102,471

Total net revenues	$374,264	$409,622	$438,139

Depreciation and amortization:
Live and televised entertainment	$3,709	$3,205	$2,839
Branded merchandise	2,062	—	—
Corporate	5,194	7,389	1,932

Total depreciation and amortization	$10,965	$10,594	$4,771

Operating income (loss):
Live and televised entertainment	$88,266	$113,924	$130,625
Branded merchandise	23,362	20,829	29,070
Corporate	(85,021)	(90,040)	(72,527)

Total operating income	$26,607	$44,713	$87,168

Assets:
Live and televised entertainment	$73,727	$78,799
Branded merchandise	17,395	18,453
Unallocated(1)	341,529	393,754

Total assets	$432,651	$491,006

(1)	Includes assets of discontinued operations of $21,129 and $44,256 as of April 30, 2003 and 2002, respectively.

16.     Financial Instruments and Off-Balance Sheet Risk

Concentration of Credit Risk — Financial instruments which potentially subject us to concentrations of credit risk are principally bank deposits, short-term investments and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Short-term investments primarily consist of AAA or AA rated instruments. Except for receivables from cable companies related to pay-per-view events, concentrations of credit risk with respect to trade receivables are limited due to the large number of customers. A significant portion of trade receivables for pay-per-view events is

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

received from our pay-per-view administrator, who collects and remits payments to us from individual cable system operators. We perform ongoing evaluations of our customers’ financial condition, including our pay-per-view administrator, and we monitor our exposure for credit losses and maintain allowances for anticipated losses.

Fair Value of Financial Instruments — The carrying amounts of cash, cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value because of the short-term nature, and maturity of such instruments. Our debt primarily consists of the mortgage related to our corporate headquarters, which has an annual interest rate of 7.6%. Due to the recent decreases in mortgage rates, this debt is now at a rate in excess of market, however due to the terms of our agreement we are prohibited from refinancing for several years.

17.     Quarterly Financial Summaries (unaudited)

	1st	1st	2nd	2nd	3rd	3rd	4th	4th
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

2003
Net revenues	$85,449	$85,449	$90,323	$90,323	$92,565	$92,565	$105,927	$105,927
Gross profit	$28,831	$28,831	$28,150	$28,151	$35,854	$35,854	$44,086	$44,085
Income from continuing operations	$3,855	$3,790	$259	$195	$5,988	$5,923	$6,260	$6,194
Loss from discontinued operations(1)	$(1,327)	$(1,327)	$(1,863)	$(1,863)	$(21,988)	$(21,988)	$(10,379)	$(10,379)
Net income (loss)	$2,528	$2,463	$(1,604)	$(1,668)	$(16,000)	$(16,065)	$(4,119)	$(4,185)
Earnings (loss) per common share-basic and diluted:
Continuing operations	$0.05	$0.05	$0.00	$0.00	$0.09	$0.08	$0.09	$0.09
Discontinued operations(1)	$(0.02)	$(0.02)	$(0.03)	$(0.03)	$(0.31)	$(0.31)	$(0.15)	$(0.15)
Net income (loss)	$0.04	$0.03	$(0.02)	$(0.02)	$(0.23)	$(0.23)	$(0.06)	$(0.06)

2002
Net revenues	$87,006	$87,006	$95,031	$95,031	$95,986	$95,986	$131,599	$131,599
Gross profit	$30,987	$30,987	$34,177	$34,177	$35,254	$35,254	$58,080	$58,080
Income from continuing operations	$12,707	$11,155	$5,953	$5,888	$5,420	$2,317	$18,418	$18,353
Loss from discontinued operations(2)	$(715)	$(715)	$(1,112)	$(1,112)	$4,010	$4,010	$(2,448)	$(2,448)
Cumulative effect of change in accounting principle, net	—	$1,487	—	—	—	—	—	—
Net income	$11,992	$11,927	$4,841	$4,776	$9,430	$6,327	$15,970	$15,905
Earnings (loss) per common share-basic and diluted:
Continuing operations	$0.17	$0.15	$0.08	$0.08	$0.07	$0.03	$0.25	$0.25
Discontinued operations(2)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$0.05	$0.05	$(0.03)	$(0.03)
Cumulative effect of change in accounting principle, net	—	$0.02	—	—	—	—	—	—
Net income	$0.16	$0.16	$0.07	$0.07	$0.13	$0.09	$0.22	$0.22

(1)	Our discontinued operations include an after-tax impairment charge of $20,413 recorded in the third quarter of 2003 and after-tax charges related to the shut down of The World of $8,866 recorded in the fourth quarter of 2003 (see Note 18).

(2)	For the third quarter of 2002, our discontinued operations reflect the reversal of shutdown reserves that were no longer required and the recognition of certain tax benefits.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(3)	For the third quarter of 2002, our income from continuing operations reflected $4,900 of license and contract termination costs arising from the termination of certain WCW license and related agreements assumed in the WCW asset acquisition.

18.     Discontinued Operations

The World

In fiscal 2003, we recorded estimated shut-down costs of approximately $12,100, or $8,900 after tax, in connection with the closing of our operations of The World. The following is a listing of the major components included in the $12,100 charge:

Rent expense and other related costs	$9,900
Severance and other related costs	1,100
Impairment of fixed assets	1,000
Inventory reserves	100

Total	$12,100

The costs associated with these disposal activities have been classified in discontinued operations in our Consolidated Statements of Operations for the year ended April 30, 2003.

Rent expense and other related costs — In determining the shut-down costs for the rent expense associated with the lease of The World, we followed the guidance established in paragraph 16 of SFAS 146. We closed the restaurant in February 2003 and the retail store in April 2003. By April 30, 2003, we had physically vacated the premises, with no intention to reoccupy, and began to show the space to potential sub-lease tenants in early fiscal 2004. Accordingly, no future economic benefit will be received by us from this operation. In calculating our accrual for the costs that will continue to be incurred under this contract through its October, 2017 term, we assumed no sub-let income in fiscal 2004 and assumed sub-let income of 75% of the lease payments beginning in fiscal 2005. Based upon discussions with real estate brokers in New York City and a real estate appraiser engaged by us, it was determined to be probable that the property would not be rented within fiscal 2004. Factors include the large space of the facility, its unique Times Square location, the remaining term of the lease (15 years) and the expected time needed to re-fit the space by any potential new tenant.

We analyzed broker fees incurred for similar type properties with multi-year leases in New York City in order to quantify the expected broker fee for the sublease of The World, and subsequently recorded as of April 30, 2003, approximately $900, which is included in the caption Rent expense and other related costs above.

Severance and other related costs — The World’s employees were involuntarily terminated. The termination payments made to them were not contingent upon any future service. In accordance with paragraphs 8 and 9 of SFAS No. 146, we expensed the $1,100 of estimated payments, of which approximately $700 had been paid as of April 30, 2003.

Impairment of fixed assets — The $1,000 fixed assets impairment charge included in shut-down costs represented the remaining net book value of the assets at The World which were deemed to have no value.

Inventory Reserves — We also recorded a $100 charge related to the write-off of the remaining miscellaneous inventory used in the operation of The World.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Included in the loss from discontinued operations for 2003 was an impairment charge of $32,925 as a result of an impairment test conducted on goodwill ($2,533) and other long-lived assets ($30,392) at The World. The charge arose from continued operating losses at that facility and was taken in accordance with SFAS No. 142 and SFAS No. 144, respectively. Estimates of the fair values of the long-lived assets at The World were determined by an independent, third party appraiser, based on valuation methods, such as cost and fair market value approaches, with the valuation method used based upon the nature of the underlying assets.

In May 2000, we had acquired for $24,500 this leased entertainment complex which was located in Times Square. The allocation of the purchase price included approximately $21,200 in fixed assets, $1,300 in current assets and $900 in liabilities. Goodwill arising as a result of this transaction was approximately $2,900. In accordance with SFAS No. 142, we ceased amortization of goodwill as of May 1, 2002.

The results of The World business, which has been classified as discontinued operations in the accompanying consolidated financial statements, are summarized as follows:

	Year ended April 30,

	2003	2002	2001

Discontinued Operations:
Loss from The World operations, net of taxes of $16,359, $3,006 and $999 for 2003, 2002 and 2001, respectively	$(26,691)	$(4,903)	$(1,629)
Estimated loss on shut-down of The World, net of taxes of $3,257.	(8,866)	—	—

Loss from discontinued operations	$(35,557)	$(4,903)	$(1,629)

	Year ended April 30,

	2003	2002

Assets:
Cash	$586	$263
Accounts receivable	5	74
Income tax receivable	5,343	4,004
Prepaid expenses	94	69
Inventory	65	400
Property and equipment	—	32,545
Deferred income taxes, net of valuation allowance of $1,350.	14,437	460
Goodwill	—	2,534

Total Assets	$20,530	$40,349

Liabilities:
Accounts payable	$19	$622
Accrued expenses	10,648	2,005
Deferred income	—	224

Total Liabilities	$10,667	$2,851

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

XFL

In early May 2001, we formalized our decision to discontinue operations of the XFL, and accordingly reported XFL operating results and estimated shut-down costs as Discontinued Operations in the Consolidated Statements of Operations for the year ended April 30, 2001. Estimated shut-down costs of approximately $27,000 consisted of fixed asset and other asset impairment charges of approximately $9,600, contractual labor costs of approximately $8,400, workers’ compensation and severance costs of approximately $5,400, lease costs of approximately $1,700 and other shut-down related costs of approximately $2,600.

During 2002, as a result of the reversal of shut-down reserves that were no longer required and the recognition of certain tax benefits, we recorded income from discontinued operations of $4,638, net of minority interest and taxes. The remaining shut-down liabilities consist primarily of XFL medical and other shut-down costs of approximately $835.

The $4,638 reversal during fiscal 2002 was the result of two factors: $1,067, net of tax and minority interest, related to the reversal of shut-down accruals noted above as well as $3,571 of a tax benefit related to the reversal of a tax valuation allowance. During the third quarter of fiscal 2002 we performed a detailed analysis of the remaining XFL accruals as we felt that sufficient time had passed from the initial shut down to ascertain whether other liabilities related to the shutdown were still outstanding. Based upon lower than expected costs related to professional and legal fees, severance and health insurance among other things, $3,442 was determined to be the excess shutdown related accrual. Since the XFL was a 50-50 partnership with NBC, we were entitled to 50% of this $3,442 reversal, or $1,721 ($1,067, net of tax).

As a result of additional costs incurred in connection with the formation of the XFL joint venture, we had an additional $10,700 of tax basis in its partnership investment. This additional basis resulted in a deferred tax benefit of approximately $4,100 when the underlying costs were written off for GAAP purposes. The deferred tax benefit was in the form of a capital loss carryforward. Based on the evidence available at April 30, 2001, we determined that it was more likely than not that $3,571 of the capital loss carryforward could not be realized and accordingly, a valuation allowance was recorded against this deferred tax asset in discontinued operations.

During the subsequent fiscal year, we entered into an agreement which provided for a liquidating distribution of certain assets of the partnership to us. As a result of this distribution, we determined that the additional tax basis would be allocated to the distributed assets and depreciated for tax purposes, and accordingly, be fully deductible against ordinary income. Because of this significant change in facts, we determined that the tax benefits resulting from this additional tax basis could be fully realized. Accordingly, the valuation allowance was reversed resulting in a tax benefit recorded in discontinued operations.

On June 12, 2000, we sold approximately 2.3 million newly-issued shares of our Class A common stock at $13 per share to NBC, for a total investment of $30,000. As a result of this stock sale, which was at a below-market price, we recorded a deferred cost of $10,673, which was being amortized over 30 month term of the XFL broadcast agreement. Amortization of $3,699 during fiscal 2001 was reflected in discontinued operations. As a result of our decision to discontinue operations of the XFL, we wrote off the remaining deferred cost of $6,974. In May 2002, we repurchased 2.3 million shares of our Class A common stock from NBC for $27,692, which was a discount to the then market value of our common stock. These shares were included in Treasury Stock in our Consolidated Balance Sheet as of April 30, 2003.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

The results of the XFL business, which has been classified as discontinued operations in the consolidated financial statements, are summarized as follows:

	Year ended April 30,

	2003	2002	2001

Discontinued Operations:
Loss from XFL operations, net of minority interest of $42,940 and applicable income tax benefits of $17,679	$—	$—	$(31,293)
Estimated income (loss) on shutdown of the XFL, net of minority interest of $1,721 and 13,907 and applicable income tax benefits of $2,917 and $5,265 for 2002 and 2001, respectively	—	4,638	(15,617)

Income (loss) from discontinued operations	$—	$4,638	$(46,910)

	As of April 30,

	2003	2002

Assets:
Cash	$599	$3,907

Total Assets	$599	$3,907

Liabilities:
Accounts payable	$—	$39
Accrued expenses	913	4,974
Due to World Wrestling Entertainment, Inc.	262	115
Minority interest	(288)	(611)

Total Liabilities	$887	$4,517

19.     Subsequent Event

On June 13, 2003, our Board of Directors approved the payment of a quarterly dividend of $0.04 per share on all Class A and Class B common shares. The record date for the first such dividend is June 27, 2003 and the payment date is on or about July 10, 2003.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

WORLD WRESTLING ENTERTAINMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 23, 2004 (Unaudited)

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data) (unaudited)

	Three Months Ended		Nine Months Ended

	January 23,	January 24,	January 23,	January 24,
	2004	2003	2004	2003

	(as restated,	(as restated,	(as restated,	(as restated,
	see Note 2)	see Note 2)	see Note 2)	see Note 2)
Net revenues	$79,070	$92,565	$248,176	$268,337
Cost of revenues	44,055	56,711	145,543	175,501
Selling, general and administrative expenses	18,873	24,409	51,635	70,831
Stock compensation costs	1,011	—	1,327	—
Depreciation and amortization	3,047	2,746	8,853	7,046

Operating income	12,084	8,699	40,818	14,959
Interest income	1,581	833	4,469	1,274
Interest expense	192	195	584	574
Other income (loss), net	722	30	1,013	(20)

Income before income taxes	14,195	9,367	45,716	15,639
Provision for income taxes	5,332	3,444	17,291	5,731

Income from continuing operations	8,863	5,923	28,425	9,908

Income (loss) from discontinued operations, net of tax	(76)	(21,988)	32	(25,178)

Net income (loss)	$8,787	$(16,065)	$28,457	$(15,270)

Earnings (loss) per common share — basic and diluted:
Continuing operations	$0.13	$0.08	$0.41	$0.14
Discontinued operations	—	(0.31)	—	(0.36)

Net income (loss)	$0.13	$(0.23)	$0.41	$(0.22)

Weighted average common shares outstanding:
Basic	68,394	70,407	68,603	70,634
Diluted	68,768	70,407	68,822	70,634

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands) (unaudited)

	As of	As of
	January 23, 2004	April 30, 2003

	(as restated,
	see Note 2)
Assets
Current assets:
Cash and cash equivalents	$64,136	$128,473
Short-term investments	202,552	142,641
Accounts receivable (less allowance for doubtful accounts of $2,970 as of January 23, 2004 and $5,284 as of April 30, 2003)	39,048	49,729
Inventory, net	999	839
Prepaid expenses and other current assets	19,065	18,443
Assets of discontinued operations	20,844	21,129

Total current assets	346,644	361,254
Property and equipment, net	74,895	59,325
Intangible assets, net	4,990	4,625
Other assets	7,834	7,447

Total assets	$434,363	$432,651

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$821	$777
Accounts payable	15,771	14,188
Accrued expenses and other liabilities	41,232	34,991
Deferred income	20,496	24,662
Liabilities of discontinued operations	8,867	11,554

Total current liabilities	87,187	86,172
Long-term debt	8,506	9,126
Commitments and contingencies
Stockholders’ equity:
Class A common stock	136	182
Class B common stock	548	548
Treasury stock	—	(30,569)
Additional paid-in capital	248,143	297,315
Accumulated other comprehensive (loss) income	(30)	243
Retained earnings	89,873	69,634

Total stockholders’ equity	338,670	337,353

Total liabilities and stockholders’ equity	$434,363	$432,651

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) (unaudited)

	Nine Months Ended

	January 23, 2004	January 24, 2003

	(as restated	(as restated
	see Note 2)	see Note 2)
OPERATING ACTIVITIES:
Net income	$28,457	$(15,270)
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations, net of tax	(32)	25,178
Depreciation and amortization	8,853	7,046
Amortization of warrants	(836)	(952)
Non-cash stock compensation costs	469	—
Unrealized gain on value of warrants	(422)	—
Provision for doubtful accounts	(1,994)	1,353
Provision for inventory obsolescence	19	618
Changes in assets and liabilities:
Accounts receivable	12,675	10,806
Inventory	(179)	(314)
Prepaid expenses and other assets	1,628	(2,688)
Accounts payable	1,583	(4,562)
Accrued expenses and other liabilities	6,410	80
Deferred income	(4,969)	2,732

Net cash provided by continuing operations	51,662	24,027
Net cash used in discontinued operations	(2,370)	(7,842)

Net cash provided by operating activities	49,292	16,185

INVESTING ACTIVITIES:
Purchase of property and equipment	(3,485)	(8,885)
Purchase of corporate aircraft	(20,122)	—
Purchase of other assets	(1,641)	—
(Purchase) sale of short-term investments, net	(60,470)	93,124

Net cash used in continuing operations	(85,718)	84,239
Net cash used in discontinued operations	—	(2,344)

Net cash used in investing activities	(85,718)	81,895

FINANCING ACTIVITIES:
Repayments of long-term debt	(576)	(444)
Stock repurchase, net	(19,182)	(29,477)
Dividends paid	(8,218)	—
Net proceeds from exercise of stock options	65	405

Net cash used in continuing operations	(27,911)	(29,516)
Net cash provided by discontinued operations	—	322

Net cash used in financing activities	(27,911)	(29,194)

Net increase (decrease) in cash and cash equivalents	(64,337)	68,886
Cash and cash equivalents, beginning of period	128,473	86,396

Cash and cash equivalents, end of period	$64,136	$155,282

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for income taxes, net of refunds	$9,631	$3,369
Cash paid during the period for interest	$585	$574
SUPPLEMENTAL NON-CASH INFORMATION:
Receipt of warrants	$1,638	—

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE (LOSS) INCOME

(dollars and shares in thousands) (unaudited)

						Accumulated
	Common Stock		Treasury Stock		Additional	Other
					Paid-in	Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	(Loss) Income	Earnings	Total

Balance, May 1, 2003	72,996	$730	2,579	$(30,569)	$297,315	$243	$69,634	$337,353
Comprehensive income:
Translation adjustment		—		—	—	130	—	130
Unrealized holding loss, net of tax		—		—	—	(405)	—	(405)
Net income (as restated)		—		—	—	—	28,457	28,457

Total comprehensive income (as restated)								28,182

Dividends paid							(8,218)	(8,218)
Stock compensation costs		—		—	469	—	—	469
Exercise of stock options	6	—		—	65	—	—	65
Tax benefit of stock options		—		—	—	2	—	2
Stock repurchase		—	2,028	(19,246)	—	—	—	(19,246)
Sale of stock	22	—	9	103	(40)	—	—	63
Retirement of treasury stock	(4,616)	(46)	(4,616)	49,712	(49,666)	—	—	—

Balance, January 23, 2004 (as restated)	68,408	$684	—	$—	$248,143	$(30)	$89,873	$338,670

See notes to consolidated financial statements.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data) (Unaudited)

1.     Basis of Presentation and Business Description

We are an integrated media and entertainment company, principally engaged in the development, production and marketing of television programming and live events and the licensing and sale of branded consumer products featuring our World Wrestling Entertainment brand of entertainment. Our operations are organized around two principal activities:

•	Live and televised entertainment, which consists of live events and television programming. Revenues are derived principally from attendance at live events, sale of television advertising time and sponsorships, domestic and international television rights fees and pay-per-view buys.

•	Branded merchandise, which consists of licensing and direct sale of merchandise. Revenues are derived from sales of consumer products through third party licensees and direct marketing and sales of merchandise, magazines and home videos.

The accompanying condensed consolidated financial statements include the accounts of World Wrestling Entertainment, Inc., and our wholly owned subsidiaries. In fiscal 2003, we closed the operations of our entertainment complex, The World. We recorded the results from operations of this business and the estimated shutdown cost as discontinued operations.

All significant intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Certain information and note disclosures normally included in annual financial statements have been condensed or omitted from these interim financial statements; these financial statements should be read in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended April 30, 2003.

Our fiscal year ends on April 30 of each year. Unless otherwise noted, all references to years relate to fiscal years, not calendar years and refer to the fiscal period by using the year in which the fiscal period ends. Our fiscal quarters are thirteen-week periods that end on the thirteenth Friday in the quarter, with the exception of our fourth quarter, which always ends on April 30.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

2.     Restatement

Subsequent to the issuance of our financial statements for the three and nine months ended January 23, 2004, we determined that certain changes should be made to the accounting related to the March 2001 acquisition of certain assets of World Championship Wrestling, Inc. (“WCW”) and that our financial statements should be restated to reflect such changes. Specifically, $1,655 capitalized as intangible assets during fiscal 2001 and $4,900 capitalized as intangible assets in fiscal 2002 have now been accounted for as selling, general and administrative expense during those periods. These costs arose from the termination of certain WCW license and related agreements assumed in the transaction. In addition, the $2,500 purchase price, which had been classified as an indefinite lived intangible asset and thus not amortized, is now being amortized over an estimated useful life of six years resulting in additional amortization expense of $105 for both the three months ended January 23, 2004 and January 24, 2003 and $315 for both the nine months ended January 23, 2004 and January 24, 2003.

There were no changes to revenues or cost of revenues as a result of this restatement.

The significant effects of this restatement on previously reported amounts are summarized as follows:

(Dollars in thousands, except per share amounts)

	Three months ended		Three months ended
	January 23, 2004		January 24, 2003

	As		As
	previously	As	previously	As
	reported	restated	reported	restated

Consolidated Statements of Operations:
Depreciation and amortization	$2,942	$3,047	$2,641	$2,746
Operating income	12,189	12,084	8,804	8,699
Income from continuing operations before income taxes	14,300	14,195	9,472	9,367
Provision for income taxes	5,372	5,332	3,484	3,444
Income from continuing operations	8,928	8,863	5,988	5,923
Net income (loss)	$8,852	$8,787	$(16,000)	$(16,065)
Earnings per share (basic and diluted):
Continuing operations	$0.13	$0.13	$0.09	$0.08
Net income (loss)	$0.13	$0.13	$(0.23)	$(0.23)

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	Nine months ended		Nine months ended
	January 23, 2004		January 24, 2003

	As		As
	previously	As	previously	As
	reported	restated	reported	restated

Depreciation and amortization	$8,538	$8,853	$6,731	$7,046
Operating income	41,133	40,818	15,274	14,959
Income from continuing operations before income taxes	46,031	45,716	15,954	15,639
Provision for income taxes	17,411	17,291	5,851	5,731
Income from continuing operations	28,620	28,425	10,103	9,908
Net income (loss)	$28,652	$28,457	$(15,075)	$(15,270)
Earnings per share (basic and diluted):
Continuing operations	$0.42	$0.41	$0.14	$0.14
Net income (loss)	$0.42	$0.41	$(0.21)	$(0.22)

	As of January 23, 2004

	As
	previously	As
	reported	restated

Consolidated Balance Sheet:
Intangible assets, net	$12,735	$4,990
Other assets	4,890	7,834
Total assets	439,164	434,363
Retained earnings	94,674	89,873
Total stockholders’ equity	343,471	338,670
Total liabilities and stockholders’ equity	$439,164	$434,363

3.     Stockholders’ Equity

Pro Forma Fair Value Disclosures

The fair value of options granted to employees, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of the grant using the Black-Scholes option-pricing model.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Had compensation expense for our stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, our income from continuing operations and basic and diluted earnings from continuing operations per common share for the three and nine months ended January 23, 2004 and January 24, 2003 would have been impacted as shown in the following table:

	Three months ended		Nine months ended

	January 23,	January 24,	January 23,	January 24,
	2004	2003	2004	2003

Reported income from continuing operations	$8,863	$5,923	$28,425	$9,908
Add: Stock-based employee compensation expense included in reported income from continuing operations, net of related tax effects	626	—	822	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,034)	(772)	(2,552)	(2,916)

Pro forma income from continuing operations	$8,455	$5,151	$26,695	$6,992

Reported basic and diluted earnings from continuing operations per common share	$0.13	$0.08	$0.41	$0.14

Pro forma basic and diluted earnings from continuing operations per common share	$0.12	$0.07	$0.39	$0.10

In accordance with SFAS No. 123, the weighted average fair value of stock options granted to employees was based on a theoretical statistical model using assumptions. In actuality, because our stock options are not traded on any exchange, employees can receive no value or derive any benefit from holding stock options under these plans without an increase in market price of our common stock relative to the respective dates of the option grants.

Equity Transactions

Commencing in July 2003, we paid quarterly dividends of $0.04 per share on all Class A and Class B common shares totaling $8,218.

In June 2003, we purchased approximately 2.0 million shares of our common stock from Viacom, Inc. for approximately $19,246, which was a slight discount to the then market value of our common stock. This transaction did not affect other aspects of our business relationship with Viacom. In October 2003, we retired all of our treasury shares.

In June 2003, we granted 792,500 options at an exercise price of $9.60 and granted 178,000 restricted stock units at an average price per share of $9.60. Such issuances were granted to officers and employees under our 1999 Long-Term Incentive Plan (the “Plan”). Total compensation costs related to the grant of restricted stock units, based on the estimated value of the units on the grant date, is $1,709 and will be amortized over the vesting period, which is seven years, unless EBITDA of $65,000 is met for any fiscal year during the vesting period. In that event, the unvested restricted stock units immediately vest and accordingly, the unamortized balance at that date would be expensed. EBITDA is a measure of our operating performance, and is defined in the Plan as earnings from continuing operations before interest, taxes, depreciation and amortization.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

During the third quarter of fiscal 2004, we completed an exchange offer that gave all active employees and independent contractors who held options with a grant price of $17 or higher the ability to exchange options, at a 6 to 1 ratio, for restricted stock units, or, for holders with fewer than 25,000 options, for cash at 75% of the average stock price of $13.28 per share, during the offer period. Overall, 4.2 million options were eligible for the offer, of which 4.1 million were exchanged for either cash or restricted stock units. In exchange for the options tendered, we granted an aggregate of 591,416 restricted stock units and made cash payments in the aggregate amount of approximately $900, which will result in a total compensation charge of approximately $6,700, of which the cash payment of $800 to employees was recorded in our third fiscal quarter ended January 23, 2004, and the portion related to the grant of the restricted stock units to employees will be recorded over the 24 month vesting period.

As a result, the compensation charge related to this grant of restricted stock units will be recorded as follows: approximately $100 was recorded in the third quarter ended January 23, 2004, $1,900 in our fourth quarter of fiscal 2004, approximately $3,600 in fiscal 2005, and approximately $1,100 in fiscal 2006. As of January 23, 2004, after the exchange offer, there were approximately 3.1 million options outstanding at an average exercise price of $12.60 of which 1.5 million were vested. In addition, 0.8 million restricted stock units were outstanding, of which none were vested.

Through his beneficial ownership of a substantial majority of our Class B common stock, our controlling stockholder, Mr. Vincent McMahon, can effectively exercise control over our affairs and his interests could conflict with the holders of our Class A common stock.

4.     Earnings Per Share

For purposes of calculating basic and diluted earnings per share, we used the following weighted average common shares outstanding:

	Three months ended		Nine months ended

	January 23,	January 24,	January 23,	January 24,
	2004	2003	2004	2003

Weighted average common shares outstanding:
Basic	68,394,341	70,407,085	68,602,818	70,633,799
Diluted	68,767,927	70,407,085	68,822,331	70,633,799
Dilutive effect of outstanding options and restricted stock units	373,586	—	219,513	—
Anti-dilutive outstanding options, end of period	417,700	7,248,925	417,700	7,248,925

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.     Segment Information

Our operations are conducted within two reportable segments: live and televised entertainment and branded merchandise. The live and televised entertainment segment consists of live events and television programming. Our branded merchandise segment includes consumer products sold through third party licensees and the marketing and sale of merchandise, magazines and home videos. The results of operations for The World are not included in the segment reporting as they are classified as discontinued operations in our consolidated financial statements. We do not allocate corporate overhead to each of the segments and as a result, corporate overhead is a reconciling item in the table below. Included in corporate overhead for the nine months ended January 23, 2004 was a favorable settlement of litigation of $5,885. There are no intersegment revenues. Revenues derived from sales outside of North America were approximately $11,516 and $43,638 for the three and nine months ended January 23, 2004, respectively, and approximately $15,925 and $39,425 for the three and nine months ended January 24, 2003, respectively. Unallocated assets consist primarily of cash, investments and real property.

	Three months ended		Nine months ended

	January 23,	January 24,	January 23,	January 24,
	2004	2003	2004	2003

Net Revenues:
Live and televised entertainment	$55,631	$71,015	$195,073	$209,483
Branded merchandise	23,439	21,550	53,103	58,854

Total net revenues(1)	$79,070	$92,565	$248,176	$268,337

Depreciation and Amortization:
Live and televised entertainment	$1,072	$962	$3,158	$2,630
Branded merchandise	694	462	2,002	1,210
Corporate	1,281	1,322	3,693	3,206

Total depreciation and amortization	$3,047	$2,746	$8,853	$7,046

Operating Income:
Live and televised entertainment	$18,741	$21,960	$66,521	$57,850
Branded merchandise	10,572	7,802	18,797	16,466
Corporate	(17,229)	(21,063)	(44,500)	(59,357)

Total operating income	$12,084	$8,699	$40,818	$14,959

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	As of

	January 23,	April 30,
	2004	2003

Assets:
Live and televised entertainment	$61,899	$73,727
Branded merchandise	16,160	17,395
Unallocated(2)	356,304	341,529

Total assets	$434,363	$432,651

(1)	Included in net revenues for the three and nine months ended January 23, 2004 was $166 and $836, respectively and for the three and nine months ended January 24, 2003 was $317 and $952, respectively, related to the amortization of deferred revenue resulting from the receipt of warrants. Warrants received from our licensees and our television programming distributor are initially recorded at their estimated fair value on the date of grant using the Black-Scholes option pricing model. A corresponding amount is recorded as deferred revenue and is amortized into operating income over the life of the related agreements using the straight-line method.

(2)	Includes assets of discontinued operations of $20,844 and $21,129 as of January 23, 2004 and April 30, 2003, respectively.

6.     Property and Equipment

Property and equipment consisted of the following:

	As of

	January 23,	April 30,
	2004	2003

Land, buildings and improvements	$50,292	$51,009
Equipment	61,120	40,374
Vehicles	639	639
Property under capital lease	1,056	1,056

	113,107	93,078
Less accumulated depreciation and amortization	38,212	33,753

Total	$74,895	$59,325

In January 2004, we paid $20,100 to an unrelated, third party lessor to pay off a lease on our corporate jet. The jet was acquired under an operating lease in 2000. The transaction was accounted for as a capital acquisition in the current period. The purchase price of the aircraft, net of a $9,500 estimated residual value, will be depreciated on a straight-line basis over a 10 year period.

Depreciation and amortization expense for property and equipment was $2,550 and $7,508 for the three and nine months ended January 23, 2004, respectively, and $2,641 and $6,731 for the three and nine months ended January 24, 2003, respectively.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

7.     Intangible Assets

Intangible assets consisted of the following:

	As of
	January 23, 2004

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Film libraries	$4,710	$(1,030)	$3,680
Trademarks and trade names	2,500	(1,190)	1,310

	$7,210	$(2,220)	$4,990

	As of April 30, 2003

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Film library	$3,000	$—	$3,000
Trademarks and trade names	2,500	(875)	1,625

	$5,500	$(875)	$4,625

During the nine months ended January 23, 2004, we acquired film libraries and certain other assets for $1,710, which will be amortized, using the straight-line method, over three years.

Amortization expense was $497 and $1,345 for the three and nine months ended January 23, 2004, respectively, and was $105 and $315 for the three and nine months ended January 24, 2003, respectively.

Estimated amortization expense for each of the fiscal years ending is as follows:

April 30, 2004	$1,841
April 30, 2005	1,986
April 30, 2006	1,986
April 30, 2007	522

$6,335

8.     Investments

Short-term investments consisted of the following as of January 23, 2004 and April 30, 2003:

	January 23, 2004

		Unrealized
	Amortized	Holding
	Cost	Loss	Fair Value

Fixed-income mutual funds and other	$157,108	$(412)	$156,696
United States Treasury Notes	45,856	—	45,856

Total	$202,964	$(412)	$202,552

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

	April 30, 2003

		Unrealized
		Holding
	Cost	Gain	Fair Value

Government obligations	$63,755	$—	$63,755
Corporate obligations and other	38,711	—	38,711
Fixed-income mutual funds	40,027	148	40,175

Total	$142,493	$148	$142,641

In addition to the short-term investments above, we have warrants from certain publicly traded companies with whom we have licensing agreements. These warrants were initially recorded in other assets at their fair market value of $1,638 on the date received using the Black-Scholes option pricing model with offsetting deferred revenues. This deferred revenue is amortized into operating income over the life of the respective underlying licensing agreements using the straight line method. We have recorded approximately $423 in mark to market adjustments using the Black-Scholes model, taking into account the most current market assumptions. This amount was included in Other income, net for the three and nine months ended January 23, 2004.

9.     Commitments and Contingencies

Television programming agreements

Our contract with UPN was renewed in October 2003 with modified terms. Under the provisions of this new contract, we do not sell the advertising inventory, but rather receive a fixed rights fee for the program and a share of all advertising revenue sold by UPN in excess of a certain contractual amount. Under our former agreement with UPN, we sold almost the entire advertising inventory related to our SmackDown! programming. UPN participated in this revenue to the extent of the greater of a contractual percentage or a minimum guaranteed amount. The impact of this change on our consolidated financial statements is a reduction in advertising revenues which was offset by an increase in television rights fees and the elimination of the participation costs to UPN.

Legal Proceedings

World Wide Fund for Nature

There has been no significant development in this legal proceeding subsequent to the disclosure in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K/ A for the fiscal year ended April 30, 2003. We cannot quantify the potential impact that an unfavorable outcome of the Fund’s damage claim could have on our financial condition, results of operations or liquidity, if such a claim ever were to be presented, but based solely on the Fund’s unsubstantiated informal assertions, it could be material.

Shenker & Associates

Reference is made to the disclosure in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K/ A for the fiscal year ended April 30, 2003. Subsequently, on May 23, 2003, we filed a motion for sanctions asserting significant litigation misconduct by the plaintiff, for which we sought, among other things, dismissal of all claims against us and a default judgment granting our counterclaims. On October 16, 2003, the Court issued a comprehensive opinion and order in which the Court dismissed all of plaintiff’s case against us with prejudice and entered a default in favor of us on our counterclaims.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In the Court’s opinion, the sanctions awarded were proper because the plaintiff had admitted to a wide range of litigation misconduct committed by its principal and owner, Stanley Shenker, including giving perjured deposition testimony, providing perjured interrogatory answers, fabricating evidence after instituting this action, facilitating the destruction of evidence after instituting this action, concealing evidence, and conspiring with Mr. James Bell, our former Senior Vice President of Licensing and Merchandising, to engage in other litigation misconduct. Finally, the Court indicated it would consider an award of counsel fees for expenses directly incurred as a result of the sanctionable conduct of Stanley Shenker & Associates, Inc. upon the conclusion of the damages hearing currently scheduled for September 2004. On November 5, 2003, the plaintiff filed a motion to reconsider the Court’s Order dismissing all of its claims and granting a default judgment in favor of us. This motion to reconsider was denied on November 20, 2003. The plaintiff has sought permission to file a renewed motion for reconsideration, which must be filed shortly. While we believe that the decision against Stanley Shenker & Associates was correct, it has the right to appeal. Assuming the decision stands, we will reverse the amounts accrued as commission expense over the life of the agency agreement, to selling, general and administrative expense. The amount accrued as of January 23, 2004 was approximately $7.8 million.

The Court also directed us to file a report with the Court on the discovery we need to prove the damages associated with our counterclaims, which we have done. On December 11, 2003, the parties entered into a stipulation regarding our application for prejudgment remedies permitting WWE to attach assets up to $5.0 million against Stanley Shenker & Associates and up to $850,000 against James Bell and Bell Licensing LLC. On January 31, 2004, we began to attach assets of Stanley Shenker & Associates and, thereafter, assets of James Bell and Bell Licensing LLC as well.

We are continuing our legal action against Mr. Bell with respect to irregularities in the licensing program during his tenure with us, which came to light as a result of discovery in the Shenker litigation. We have filed a motion for sanctions based on Mr. Bell’s discovery misconduct.

Marvel Enterprises

Reference is made to the disclosure in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K/ A for the fiscal year ended April 30, 2003. Subsequently, by Order dated July 31, 2003, the Court granted our motion for summary judgment in its entirety and dismissed all claims asserted against us. The Court also granted in part and denied in part Universal, Inc.’s (formerly known as World Championship Wrestling, Inc.) motion for summary judgment. Marvel has filed notices of appeal with respect to the Court’s rulings in both actions. Universal, Inc. has also cross-filed a notice of appeal with respect to the Court’s denial in part of its motion for summary judgment. While we believe the court’s decision to dismiss the claims against us was correct, we are unable to predict the likelihood of success of Marvel’s appeal. We are defending Universal, Inc. in connection with Marvel’s claims against it. In light of the summary judgment rulings, we do not believe that an unfavorable outcome of the remaining claims against Universal, Inc. would have a material adverse effect on our financial condition or results of operations; however no assurances can be given in this regard.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

IPO Class Action

Reference is made to the disclosure in Note 11 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K/ A for the fiscal year ended April 30, 2003. Subsequently, the class plaintiffs and the issuer defendants, including our officers named in the suit and us have reached an agreement in principle for the settlement of all claims. To that end, a memorandum of understanding concerning the terms of the settlement (the “MOU”) was circulated for approval among all issuer defendants. While we strongly deny all allegations, we approved the MOU, subject to certain conditions, including, specifically, approval of the settlement as reflected in the MOU by our primary insurer. It is our understanding that the significant majority of issuer defendants have approved the MOU as well. We expect the settlement process will move forward toward the execution of a definitive settlement agreement; however no assurances can be given in this regard. If a settlement is consummated on the terms set forth in the MOU, we believe it will not have a material adverse effect on our financial condition or results of operations.

We are not currently a party to any other material legal proceedings. However, we are involved in several other suits and claims in the ordinary course of business, and we may from time to time become a party to other legal proceedings. The ultimate outcome of these other matters is not expected to have a material adverse effect on our financial condition or results of operations.

10.     Discontinued Operations

During fiscal 2003, as a result of continued losses, we closed the restaurant and retail operations of The World. As a result, we recorded a charge of approximately $12,100 ($8,900, after tax) related to The World’s shutdown, the majority of which represented the present value of our obligations under the facility’s lease, less estimated sublease rental income over the lease term. As of April 30, 2003, we had a remaining accrual balance of approximately $10,300 relating to the shutdown. Included in the $10,300 was approximately $9,900 of accrued rent and other related costs and approximately $400 for accrued severance and other related costs. The accrual for rent and other related costs assumed no sub-rental income for fiscal 2004 and assumed 75% sub-rental income for fiscal years 2005 through the end of the lease term, which is October 31, 2017.

The following table presents the activity in the accruals relating to the shutdown of The World during the nine months ended January 23, 2004:

	Accrued Rent	Accrued Severance
	and Other	and Other
	Related Costs	Related Costs	Total

Balance as of April 30, 2003	$9,900	$400	$10,300
Amount paid during the nine months ended January 23, 2004	2,000	300	2,300

Balance as of January 23, 2004	$7,900	$100	$8,000

Although we are actively seeking to sub-let the property, we have not found a tenant. Our assumptions relating to the sub-rental income and the related rent accrual will continue to be monitored and adjusted accordingly.

WORLD WRESTLING ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

In early May 2001, we formalized our decision to discontinue operations of the XFL. The results of The World business and the assets and liabilities of The World and the XFL have been classified as discontinued operations in our consolidated financial statements and are summarized as follows:

	Three months ended		Nine months ended

	January 23,	January 24,	January 23,	January 24,
	2004	2003	2004	2003

Discontinued operations:
Loss (income) from The World operations, net of a tax benefit of $33 and tax expense of $17 for the three and nine months ended January 23, 2004, respectively and net of tax benefits of $13,476 and $15,432 for the three and nine months ended January 24, 2003, respectively	$(76)	$(21,988)	$32	$(25,178)

	As of

	January 23,	April 30,
	2004	2003

Assets:
Cash	$910	$1,185
Accounts receivable	—	5
Income tax receivable	5,347	5,343
Prepaid expenses	90	94
Inventory	60	65
Deferred income taxes, net of valuation allowance of $1,350	14,437	14,437

Total Assets	$20,844	$21,129

Liabilities:
Accounts payable	$—	$19
Accrued expenses	8,915	11,561
Due to World Wrestling Entertainment, Inc.	240	262
Minority interest	(288)	(288)

Total Liabilities	$8,867	$11,554

Included in income from discontinued operations for the nine months ended January 23, 2004 was $689 of expense recoveries. Assets of the discontinued operations are stated at their estimated net realizable value.

Prospectus

7,066,644 Shares

World Wrestling Entertainment, Inc.

Class A Common Stock

        All of the shares of Class A common stock described in this prospectus are being offered and sold by the selling stockholder identified in this prospectus. We will not receive any of the proceeds from the sale of the shares of Class A common stock by the selling stockholder.

      We have two classes of authorized common stock, Class A common stock and Class B common stock. The selling stockholder holds shares of Class B common stock, which, upon their sale in this offering, will convert automatically into shares of Class A common stock on a one-for-one basis.

      This prospectus describes the general manner in which our Class A common stock may be offered using this prospectus. We will provide specific information about any offerings of our Class A common stock in one or more supplements to this prospectus. We encourage you to read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

      Our Class A common stock is listed on The New York Stock Exchange under the symbol “WWE.” On May 4, 2004, the last reported sale price of our Class A common stock on the NYSE was $13.58.

      Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 3 of this Prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2004

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, the selling stockholder may from time to time sell up to a total of 7,066,644 shares of our Class A common stock described in this prospectus in one or more offerings. Each time the selling stockholder sells Class A common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the Class A common stock will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. We encourage you to read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” and “Incorporation by Reference.”

      When acquiring any Class A common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and any accompanying prospectus supplement, including the information incorporated by reference. None of us, the selling stockholder, nor any underwriters or agents have authorized anyone to provide you with different information. None of us, the selling stockholder, nor any underwriters or agents are offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference is truthful or complete at any date other than the date of those documents.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus and any prospectus supplement to “WWE,” “our company,” “we,” “us,” “our,” or similar references mean World Wrestling Entertainment, Inc. and its subsidiaries. In this prospectus and any prospectus supplement, the term “common stock” includes both our Class A common stock and Class B common stock.

      World Wrestling Entertainment and the World Wrestling Entertainment logo are two of our marks. This prospectus and any prospectus supplement also contain other of our trademarks and trade names, as well as those of other companies. All trademarks and trade names appearing in this prospectus and any prospectus supplement are the property of their respective holders.

      Our fiscal year ends on April 30 of each calendar year. All references to fiscal years in this prospectus and any prospectus supplement refer to the fiscal years ended in the indicated calendar years. For example, “fiscal 2003” refers to the fiscal year ended April 30, 2003.

WORLD WRESTLING ENTERTAINMENT, INC.

      We are an integrated media and entertainment company engaged in the development, production and marketing of television and pay-per-view programming and live events and the licensing and sale of branded consumer products. We have been involved in the sports entertainment business for approximately 25 years, and we have developed World Wrestling Entertainment into a widely-recognized and enduring brand.

      We develop unique and creative content centered around our talent and presented at our live and televised events. At the heart of our success are the athletic and entertainment skills and appeal of our WWE Superstars and our consistently innovative and multi-faceted storylines across our two brands. Anchored by our successful brands, we are able to leverage our content and talent across virtually all media outlets. Our television programs, live events, pay-per-view events and branded merchandise provide significant cross-promotion and marketing opportunities that reinforce our brands. This integrated model enables us to more effectively reach our fans, including the highly-coveted 12-34 year-old male demographic.

      The address of our principal executive offices is P.O. Box 3857, 1241 East Main Street, Stamford, Connecticut 06902, and our telephone number is (203) 352-8600. Our corporate website is located at corporate.wwe.com, and additional information about our live events, televisions programs, pay-per-view events and performers can be found at wwe.com. None of the information on any of our websites is part of this prospectus.

FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some, but not all, forward-looking statements. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, and you should not place undue reliance on those statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” in this prospectus and in any accompanying prospectus supplement.

      Any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business to develop other than as we expect may arise from time to time, and it is not possible for us to predict all of them. Furthermore, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements.

RISK FACTORS

      An investment in shares of our Class A common stock involves numerous risks. You should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement before buying shares of our Class A common stock.

      Our failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment.

      The creation, marketing and distribution of our live and televised entertainment, including our pay-per-view events, is at the core of our business and is critical to our ability to generate revenues across our media platforms and product outlets. Our failure to continue to create popular live events and televised programming would likely lead to a decline in our television ratings and attendance at our live events, which would likely adversely affect our operating results.

      Our failure to retain or continue to recruit key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment.

      Our success depends, in large part, upon our ability to recruit, train and retain athletic performers who have the physical presence, acting ability and charisma to portray characters in our live events and televised programming. We cannot assure you that we will be able to continue to identify, train and retain these performers in the future. Additionally, we cannot assure you that we will be able to retain our current performers during the terms of their contracts or when their contracts expire. Our failure to attract and retain key performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of any of our key performers, could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.

      The loss of the creative services of Vincent K. McMahon could adversely affect our ability to create popular characters and creative storylines.

      For the foreseeable future, we will depend heavily on the vision and services of Vincent K. McMahon. In addition to serving as Chairman of our board of directors, Mr. McMahon leads the creative team that develops the storylines and the characters for our televised programming and live events. Mr. McMahon is also an important member of the cast of performers. The loss of Mr. McMahon due to retirement, disability or death or other unexpected termination for any reason could have a material adverse effect on our ability to create popular characters and creative storylines, which could adversely affect our operating results. We do not carry key man life insurance on Mr. McMahon sufficient to cover the loss of his services.

      Our failure to maintain or renew our key agreements could adversely affect our ability to distribute our television and pay-per-view programming.

      We have an agreement with Viacom through September 2005 under which five hours of our programming are shown weekly on cable networks owned by Viacom. Our flagship cable program, RAW, as well as our one-hour live event show, Velocity, our weekly magazine-style program, The WWE Experience, and Sunday Night Heat all currently air on Spike TV, a cable network owned by Viacom. Our flagship broadcast program, SmackDown!, airs on UPN through September 2006. Because our revenues are generated, directly and indirectly, from the distribution of our televised and pay-per-view programming, any failure to maintain or renew arrangements with the distributors of our programs or the failure of the distributors to continue to provide services to us could adversely affect our operating results.

      A decline in general economic conditions could adversely affect our business.

      Our operations are affected by general economic conditions, which generally may affect consumers’ disposable income, the level of advertising spending and the size and number of retail outlets. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers’ disposable income. A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and branded merchandise, which could adversely affect our revenues. A decline in general economic conditions could also reduce levels of advertising spending, which could impair our ability to sell advertising for our various media platforms at acceptable rates or at all.

Furthermore, a decline in the size or number of retail outlets for our branded merchandise and consolidation in the retail industry as a result of declining general economic conditions could harm our distribution and sales of this merchandise. Any of the foregoing could adversely affect our operating results.

      A decline in the popularity of our brand of sports entertainment, including as a result of changes in the social and political climate, could adversely affect our business.

      Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Our programming is created to evoke a passionate response from our fans. A change in our fans’ tastes or a material change in the perceptions of our business partners, including our advertisers, distributors and licensees, whether as a result of the social and political climate or otherwise, could adversely affect our operating results.

      Changes in the regulatory atmosphere and related private-sector initiatives could adversely affect our business.

      While the production and distribution of television programming by independent producers is not directly regulated by the federal or state governments in the United States, the marketplace for television programming in the United States is affected significantly by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. We voluntarily designate the suitability of each of our television shows using standard industry ratings, such as PG (L,V) or TV14. A number of governmental and private-sector initiatives relating to the content of media programming have been announced in response to certain recent events unrelated to our company. Changes in governmental policy and private-sector perceptions could further restrict our program content and adversely affect our levels of viewership and operating results.

      The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

      We compete for advertising dollars with other media companies. For our live, television and pay-per-view audiences, we face competition from professional and college sports, as well as from other forms of live and televised entertainment and other leisure activities in a rapidly changing and increasingly fragmented marketplace. For the sale of our branded merchandise, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Many of the companies with whom we compete have greater financial resources than we do.

      Our failure to compete effectively could result in a significant loss of viewers, venues, distribution channels or performers and fewer entertainment and advertising dollars spent on our form of sports entertainment, any of which could adversely affect our operating results.

      We face uncertainties associated with international markets.

      Our production of live events overseas subjects us to the risks involved in foreign travel, local regulations, including regulations requiring us to obtain visas for our performers, and political instability inherent in varying degrees in those markets. In addition, the licensing of our television and branded merchandise in international markets exposes us to some degree of currency risk. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets.

      We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

      In various states in the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could lead to a decline in the various revenue streams generated from our live events, which could adversely affect our operating results.

      Because we depend upon our intellectual property rights, our inability to protect those rights or our infringement of others’ intellectual property rights could adversely affect our business.

      Our inability to protect our large portfolio of trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights from piracy, counterfeiting or other unauthorized use could negatively affect our business. Intellectual property is material to all aspects of our operations, and we expend substantial cost and effort in an attempt to maintain and protect our intellectual property and to maintain compliance vis-à-vis other parties’ intellectual property. We have a large portfolio of registered and unregistered trademarks and service marks worldwide and maintain a large catalog of copyrighted works, including copyrights on our television programming, music, photographs, books, magazines and apparel art. A principal focus of our efforts is to protect the intellectual property relating to our originally created characters portrayed by our performers, which encompasses images, likenesses, names and other identifying indicia of these characters. We also own a large number of Internet website domain names and operate a network of developed, content-based sites, which facilitate and contribute to the exploitation of our intellectual property worldwide.

      We vigorously seek to enforce our intellectual property rights by, among other things, searching the Internet to ascertain unauthorized use of our intellectual property, seizing at our live events goods that feature unauthorized use of our intellectual property and seeking restraining orders and/or damages in court against individuals or entities infringing our intellectual property rights. Our failure to curtail piracy, infringement or other unauthorized use of our intellectual property rights effectively, or our infringement of others’ intellectual property rights, could adversely affect our operating results.

      We could incur substantial liabilities if pending material litigation is resolved unfavorably.

      We are currently a party to civil litigation, which, if concluded adversely to our interests, could adversely affect our operating results or could require us to conduct certain aspects of our business differently. These material legal proceedings are more fully described in documents incorporated by reference into this prospectus.

      For example, in April 2000, the World Wide Fund for Nature and its American affiliate, The World Wildlife Fund (collectively, the “Fund”), instituted legal proceedings against us in the English High Court seeking injunctive relief and unspecified damages for alleged breaches of a 1994 agreement between the Fund and us regarding the use of the initials “wwf.” In August 2001, the trial judge granted the Fund’s motion for summary judgment, holding that we breached the agreement by using the initials “wwf” in connection with certain of our website addresses and our former “scratch” logo. The English Court of Appeals subsequently upheld that ruling. Since November 10, 2002, we have been subject to an injunction barring us, either on our own or through our officers, servants, agents, subsidiaries, licensees or sub-licensees, our television or other affiliates or otherwise, of most uses of the initials “wwf,” including in connection with the “wwf” website addresses and the use of our former “scratch” logo.

      We have complied with the injunction and have taken a number of significant steps that go beyond the literal requirements of the injunction. However, the elimination of certain historical uses of our former scratch logo during the period from 1998 through May 2002 and the scratch logo embedded in programming code of WWE-licensed video games created during the period from 1999 through 2001 is, as a practical matter, not possible. On an application for relief by our videogame licensee, THQ/ Jakks Pacific LLC, the English Court of Appeals ruled that THQ/ Jakks’ marketing and sale of games with embedded references to the initials “wwf” would not violate the injunction and would not constitute contempt of court by either THQ/ Jakks or us.

      As part of its original complaint, the Fund included a damages claim associated with our use of the initials “wwf”, although the Fund has never initiated any proceedings or presented any evidence before the court in this regard. We strongly dispute that the Fund has suffered any such damages. We cannot quantify the potential impact that an unfavorable outcome of the Fund’s damage claim, if such a claim ever were to be presented, could have on our financial condition, results of operations or liquidity; however, based solely on the Fund’s unsubstantiated out-of-court assertions, it could be material.

      Our insurance may not be adequate to cover liabilities resulting from accidents or injuries that occur during our physically demanding events.

      We anticipate that we will hold more than 300 live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-

related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although our performers, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we self-insure health coverage for our performers in the event that they are injured while performing. We also self-insure a substantial portion of any other liability that we could incur relating to such injuries. Liability to us resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our operating results.

      We will face a variety of risks if we expand into new and complementary businesses.

      We have entered into new or complementary businesses in the past and may do so again in the future. For example, we are exploring opportunities related to filmed entertainment. Risks of expansion may include: potential diversion of management’s attention and other resources, including available cash, from our existing business; unanticipated liabilities or contingencies; reduced earnings due to increased depreciation and other costs; competition from other companies with experience in such businesses; possible additional regulatory requirements and compliance costs; and dilution of our stockholders’ percentage ownership and/or an increase in our leverage if we issue equity securities or incur debt to finance any of these ventures.

      Through his beneficial ownership of a substantial majority of our Class B common stock, Mr. McMahon can exercise control over our affairs, and his interests may conflict with the holders of our Class A common stock.

      We have two classes of common stock, including Class A common stock and Class B common stock. The holders of Class A common stock generally have rights identical to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable Delaware law.

      A substantial majority of the issued and outstanding shares of Class B common stock is owned beneficially by Vincent K. McMahon, either directly or indirectly as the trustee of The Vincent K. McMahon Irrevocable Trust, the selling stockholder identified in this prospectus. Upon a sale of shares by the selling stockholder pursuant to this prospectus, each share of Class B common stock will convert automatically into one share of Class A common stock. Assuming that the selling stockholder sells all of its shares offered under this prospectus and any prospectus supplement, and after giving effect to the sale of those shares, Mr. McMahon will control approximately 95% of the voting power of the issued and outstanding shares of our common stock. Through his beneficial ownership of a substantial majority of our Class B common stock, Mr. McMahon effectively can exercise control over our affairs, and his interests could conflict with the holders of our Class A common stock. In addition, the voting power of Mr. McMahon through his ownership of our Class B common stock could discourage others from initiating potential mergers, takeovers or other change of control transactions. As a result, the market price of our Class A common stock could decline.

      A substantial number of shares will be eligible for future sale by Mr. McMahon, and the sale of those shares could lower our stock price.

      We cannot predict the effect, if any, that the sales of Class A common stock contemplated by this prospectus and any prospectus supplement, or future sales of shares of outstanding Class B common stock (which, upon distribution to anyone other than Mr. McMahon, Mrs. McMahon, any descendant of either of them, any entity that is wholly owned and is controlled by any combination of such persons or any trust all of the beneficiaries of which are any combination of such persons, will automatically convert on a one-for-one basis into shares of Class A common stock), or the availability of those shares for future sale will have on the market price of our Class A common stock. Sales of substantial amounts of our Class B common stock, or the perception that such sales could occur, may lower the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

      Our Class A common stock has a relatively small public “float.”

      Historically, as a result of our relatively small public float, our Class A common stock has been less liquid than the common stock of companies with broader public ownership, and the trading prices for our Class A common stock have been more volatile than generally may be the case for more widely-held common stock. Among other things, trading of a relatively small volume of our Class A common stock may have a greater impact on the trading price of our Class A common stock than would be the case if our public float were larger. We cannot assure that such effects will not continue after the sale of any shares under this prospectus.

We may face risks related to our recent restatement of our financial statements.

      We recently restated our financial statements to revise the accounting related to the 2001 acquisition of certain assets of World Championship Wrestling, Inc., WCW. There were no changes to revenues or costs of revenues in any of the periods affected. As a result of these changes, which principally affect fiscal 2001 and 2002, $6.6 million of costs, which were originally recorded and capitalized as intangible assets, are instead recorded as $1.7 million and $4.9 million of selling, general and administrative expenses in fiscal 2001 and 2002, respectively. These costs arose from the termination of certain WCW licenses and related agreements assumed in that transaction. The remaining $2.5 million of purchase price, which was originally assigned an indefinite life for accounting purposes, is now amortized over a six-year period and increases annual amortization by $0.4 million in fiscal 2002 through 2007. In the past, some companies that have restated their financial statements have been subject to securities class action lawsuits and shareholder derivative actions.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of Class A common stock by the selling stockholder.

DIVIDEND POLICY

      We have declared and paid quarterly cash dividends of $.04 per share on both the Class A common stock and Class B common stock in each fiscal quarter since June 2003. The Class A common stock and Class B common stock are entitled to equal per share dividends. On April 27, 2004, our Board of Directors declared a dividend of $.06 per share of Class A and Class B common stock payable on July 8, 2004 to shareholders of record on June 28, 2004.

      Our quarterly dividend is based on a number of factors, including our liquidity and historical and projected cash flows. The declaration and payment of dividends, and the determination of the amount of any dividend, is subject to the discretion of our board of directors. Any determination as to the payment of dividends, including the amount of dividends, will depend on, among other things, general economic and business conditions, our strategic plan, our financial results and condition, contractual and legal restrictions on the payment of dividends and such other factors as our board of directors may consider to be relevant.

MARKET PRICE FOR OUR CLASS A COMMON STOCK

      Our Class A common stock is listed under the symbol “WWE” on the New York Stock Exchange.

      Since the initial public offering, our capitalization has consisted of two classes of common stock, Class A common stock and Class B common stock. Upon the sale of the Class B common stock to any person other than Mr. McMahon, Mrs. McMahon, any descendant of either of them, any entity that is wholly owned and is controlled by any combination of such persons or any trust all of the beneficiaries of which are any combination of such persons, the shares will convert automatically into the same number of shares of Class A common stock.

      The table below sets forth for the periods indicated the per share range of the high and low sale prices of our Class A common stock on the New York Stock Exchange and dividends paid per share of Class A common stock.

We also have declared a dividend of $.06 per share of Class A and Class B common stock payable on July 8 to shareholders of record on June 28.

	Class A
	Common Stock		Dividends Paid Per
			Share of Class A
	High	Low	Common Stock

Fiscal 2002
First Quarter	$15.50	$12.00
Second Quarter	$13.20	$10.33
Third Quarter	$14.25	$10.67
Fourth Quarter	$15.83	$12.81
Fiscal 2003
First Quarter	$15.30	$8.49
Second Quarter	$10.40	$6.76
Third Quarter	$9.02	$7.53
Fourth Quarter	$9.20	$7.43
Fiscal 2004
First Quarter	$11.07	$8.85	$.04
Second Quarter	$11.00	$9.10	$.04
Third Quarter	$14.15	$10.55	$.04
Fourth Quarter	$15.44	$12.35	$.04

      On May 4, 2004, the last reported sale price of our Class A common stock on the NYSE was $13.58. As of May 4, 2004, there were approximately 11,032 stockholders of record of our Class A common stock and three holders of record of our Class B common stock.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 180,000,000 shares of Class A common stock, 60,000,000 shares of Class B common stock, $.01 par value per share, and 20,000,000 shares of preferred stock, $.01 par value. The following summary of certain provisions relating to the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, provisions of applicable Delaware law and the provisions of our amended and restated certificate of incorporation and our restated by-laws.

      The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future. For example, if we issue a series of preferred stock that grants a liquidation preference to the holders of such preferred stock, the rights of holders of common stock and nonvoting common stock upon liquidation could be adversely affected. See “— Preferred Stock.”

Common Stock

      Voting Rights. Each holder of shares of Class A common stock is entitled to one vote per share, and each holder of shares of Class B common stock is entitled to ten votes per share, on all matters to be voted on by our stockholders. Holders of both classes of common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable Delaware law. Holders of shares of our common stock are not entitled to cumulate votes in the election of directors.

      Directors may be removed with cause by the holders of the common stock. A vacancy on the board created by the removal or resignation of a director or by the expansion of the authorized number of directors may be filled by a vote of the directors then in office.

      Dividend Rights. The holders of shares of Class A common stock and Class B common stock are entitled to dividends and other distributions if, as and when declared by our board of directors out of assets legally available therefor, subject to the rights of any holder of shares of preferred stock and any restrictions set forth in any of our indebtedness outstanding from time to time. The holders of the Class A and Class B common stock are entitled to equal per share dividends and distributions.

      Conversion Rights. If, at any time, any shares of Class B common stock are owned beneficially by any person other than Vincent K. McMahon, Linda E. McMahon, any descendent of either of them, any entity that is wholly-owned and controlled by any combination of such persons or any trust all the beneficiaries of which are any combination of such persons, each of those shares will convert automatically into shares of Class A common stock. In addition, the Class B common stock is fully convertible into Class A common stock, on a one-for-one basis, at any time at the option of the holder.

      Other Rights. Upon our liquidation, dissolution or winding up, the holders of the shares of Class A common stock and Class B common stock would be entitled to share pro rata in the distribution of all of our assets remaining after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock. The holders of the Class A common stock and Class B common stock have no preemptive or other subscription rights to purchase our capital stock. No share of our common stock issued in or outstanding prior to this offering is subject to any further call or assessment.

Preferred Stock

      Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the number of shares, designation, voting rights, preferences and optional and other special rights and the restrictions or qualifications thereof. The rights, preferences, privileges and powers of each series of preferred stock may differ with respect to dividends, amounts payable on liquidation, voting, conversion, redemption, sinking funds and other matters. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting rights, of holders of shares of our common stock. The existence of authorized and undesignated shares of preferred stock may also have an adverse effect on the market price of the Class A common stock. In addition, the issuance of any shares of preferred stock could have the effect of delaying, deferring or preventing a change of control of us. No shares of preferred stock are outstanding, and we have no current intention to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

      We are a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203, but less than 85% of such stock, may not engage in a business combination, as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an interested stockholder, as defined in Section 203, unless (1) prior to such date, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder or (2) the business combination is approved by the corporation’s board of directors and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to us and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by the public stockholders.

Transfer and Dividend Paying Agent and Registrar

      The transfer and dividend paying agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDER

      The selling stockholder is The Vincent K. McMahon Irrevocable Trust dated June 30, 1999, which was established as an estate planning vehicle for the benefit of Vincent K. McMahon and members of his family. Mr. McMahon, as the trustee of the Trust, has sole voting and investment power and authority with respect to the 7,066,644 shares of Class B common stock held by the trust until termination of the trust on June 30, 2004 or his earlier death. On termination of the Trust, a portion of the assets, whether in the form of Class B common stock, cash or other property, then held by the Trust will pass to Mr. McMahon if he is living, and the rest will pass to new, successor trusts for other members of his family. Mr. McMahon will not act as trustee of such successor trusts and will have no voting or investment power with respect to their assets.

      The following table sets forth the number of shares of our Class B common stock beneficially owned by the selling stockholder. No estimate can be given as to the amount of our Class B common stock that will be beneficially owned by the selling stockholder after the sale of any shares under this prospectus because the selling stockholder may offer all, some or none of the shares of Class B common stock beneficially owned by it. The shares offered by this prospectus may be offered from time to time by the selling stockholder. The number of shares to be offered by the selling stockholder will be disclosed in a supplement to this prospectus. The number of shares set forth below represents the number of shares of Class A common stock as of May 4, 2004 into which the shares of Class B common stock held by the selling stockholder may be converted and their percentage of total outstanding shares of common stock.

	Number of Shares	Percent of
Name of Selling Stockholder	Beneficially Owned	Outstanding Shares

The Vincent K. McMahon Irrevocable Trust	7,066,644	10.3%

      Vincent K. McMahon and Linda E. McMahon, in their individual capacities, will not be offering any common stock under this prospectus. Excluding the 7,066,644 shares held by the selling stockholder, Mr. McMahon owns directly 47,146,894 shares of Class B common stock, or approximately 95% of our total voting power, and Mrs. McMahon owns directly 566,770 shares of Class B common stock, or approximately 1% of our total voting power. Mr. McMahon is the Chairman of our board of directors and Mrs. McMahon is our Chief Executive Officer. For information about the compensation of Mr. McMahon and Mrs. McMahon, please refer to the information incorporated by reference in this prospectus.

      In August 2001, the Trust sold to Invemed Catalyst Fund, L.P. an aggregate of 1,886,793 shares of common stock in a transaction exempt from registration under the Securities Act. In connection with the sale of these shares by the Trust, Mr. McMahon agreed to vote his shares of our common stock and the shares of our common stock directly held by the selling stockholder to elect Michael B. Solomon (or his successor designated by an affiliate of Invemed) as a director of our company. In addition, we entered into a registration rights agreement under which we registered all shares of our common stock held by Invemed and agreed to maintain the effectiveness of such registration statement until no longer needed, pay certain expenses incident to the registration, excluding underwriter commissions, and indemnify Invemed against certain associated civil liabilities, including liabilities under the Securities Act. We also agreed to provide notice to Invemed of any registration under the Securities Act of our common stock and to provide Invemed with the opportunity to include its shares of our common stock in any such offering. Invemed has advised us that it will not participate in the registration or sale of any shares of our common stock under this prospectus.

PLAN OF DISTRIBUTION

      The Class A common stock may be sold from time to time in one or more transactions:

•	to or through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of these methods.

      The securities may be distributed at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

General

      Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from the selling stockholder and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Underwriters

      If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. The selling stockholder may offer the securities to the public through an underwriting syndicate or through a single underwriter.

      Unless the applicable prospectus supplement states otherwise, the obligations of any underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we and the selling stockholder will enter into with any underwriters at the time of the sale to them. Any underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

Agents

      The selling stockholder may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. The selling stockholder may also sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for the selling stockholder.

Dealers

      The selling stockholder may sell the offered securities to dealers as principals. These dealers may then resell such securities to the public either at varying prices to be determined by the dealers or at a fixed offering price agreed to with the selling stockholder at the time of resale.

Direct Sales

      The selling stockholder may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

      The selling stockholder may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations. The selling stockholder will enter into such delayed contracts only with institutional purchasers that it approves. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

      The selling stockholder may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

      Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

      Penalty bids permit underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. Any underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the Class A common stock to be sold under this prospectus, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission public reference facilities by calling the SEC at 1-800-SEC-0330. Such materials can be inspected on the Security and Exchange Commission’s Web site at www.sec.gov. Our corporate website is located at www.corporate.wwe.com, and additional information about our live events, televisions programs, pay-per-views and performers can be found at wwe.com. None of the information on any of our websites is part of this prospectus.

INCORPORATION BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate” into this prospectus the information we periodically file with the Securities and Exchange Commission. This means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the prospectus until all shares that may be offered by this prospectus are sold:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, as amended by our Form

10-K/A filed April 23, 2004;

•	Definitive Proxy Statement on Schedule 14A for our 2003 Annual Meeting of Shareholders dated July 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 23, 2004, as amended by our Form 10-Q/A filed April 23, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 24, 2003, as amended by our Form 10-Q/A filed April 23, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 25, 2003, as amended by our Form 10-Q/A filed April 23, 2004;

•	Our Current Reports on Form 8-K filed June 13, 2003, August 27, 2003, November 17, 2003, February 17, 2004, April 23, 2004 and April 27, 2004 (except for any information furnished under either Item 9 or Item 12 of any such report); and

•	The description of our capital stock contained in our registration statement on Form 8-A filed on October 14, 1999.

      Upon request, we will provide a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

World Wrestling Entertainment, Inc.
Attention: Investor Relations
1241 East Main Street
Stamford, Connecticut 06902

Telephone: (203) 352-8600

LEGAL MATTERS

      The validity of the shares of our Class A common stock offered in this prospectus will be passed upon for us and the selling stockholder by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended April 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.